UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tenby Pharma Inc.

____________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $0.0001 per share

____________________________________________________________________________________

(Title of Class Securities)

None

___________________________________________________________________________________

(CUSIP Number)

Walter Tendler

888 Prospect Street, Suite 320

La Jolla, California 92037

(858) 348-2184

____________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 13, 2006

____________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 pages

CUSIP No. None	SCHEDULE 13D

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Avalon Ventures VI, L.P.

________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [	]
(b) [	]

________________________________________________________________________________________________

3.	SEC Use Only

________________________________________________________________________________________________

4.	Source of Funds (See Instructions) OO

________________________________________________________________________________________________

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[	]

________________________________________________________________________________________________

6.	Citizenship or Place of Organization	Delaware

________________________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,020,950
8. Shared Voting Power 0
9. Sole Dispositive Power 1,020,950
10. Shared Dispositive Power 0

________________________________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,020,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[	]

13.	Percent of Class Represented by Amount in Row (11)	28.54%

________________________________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

________________________________________________________________________________________________

________________________________________________________________________________________________

________________________________________________________________________________________________

________________________________________________________________________________________________

Page 2 of 14 pages

CUSIP No. None	SCHEDULE 13D

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Avalon Ventures VI GP Fund, LLC

________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [	]
(b) [	]

________________________________________________________________________________________________

3.	SEC Use Only

________________________________________________________________________________________________

4.	Source of Funds (See Instructions) OO

________________________________________________________________________________________________

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[	]

________________________________________________________________________________________________

6.	Citizenship or Place of Organization	Delaware

________________________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 303,250
8. Shared Voting Power 0
9. Sole Dispositive Power 303,250
10. Shared Dispositive Power 0

________________________________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	303,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[	]

13.	Percent of Class Represented by Amount in Row (11)	8.48%

________________________________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

________________________________________________________________________________________________

________________________________________________________________________________________________

________________________________________________________________________________________________

________________________________________________________________________________________________

Page 3 of 14 pages

CUSIP No. None	SCHEDULE 13D

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Avalon Ventures GP, LLC

________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [	]
(b) [	]

________________________________________________________________________________________________

3.	SEC Use Only

________________________________________________________________________________________________

4.	Source of Funds (See Instructions) OO

________________________________________________________________________________________________

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[	]

________________________________________________________________________________________________

6.	Citizenship or Place of Organization	Delaware

________________________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,324,200
8. Shared Voting Power 0
9. Sole Dispositive Power 1,324,200
10. Shared Dispositive Power 0

________________________________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,324,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[	]

13.	Percent of Class Represented by Amount in Row (11)	37.01%

________________________________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

________________________________________________________________________________________________

________________________________________________________________________________________________

________________________________________________________________________________________________

________________________________________________________________________________________________

Page 4 of 14 pages

CUSIP No. None	SCHEDULE 13D

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Kevin J. Kinsella

________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [	]
(b) [	]

________________________________________________________________________________________________

3.	SEC Use Only

________________________________________________________________________________________________

4.	Source of Funds (See Instructions) OO

________________________________________________________________________________________________

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[	]

________________________________________________________________________________________________

6.	Citizenship or Place of Organization	USA

________________________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,324,200
8. Shared Voting Power 0
9. Sole Dispositive Power 1,324,200
10. Shared Dispositive Power 0

________________________________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,324,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[	]

13.	Percent of Class Represented by Amount in Row (11)	37.01%

________________________________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

________________________________________________________________________________________________

________________________________________________________________________________________________

________________________________________________________________________________________________

________________________________________________________________________________________________

Page 5 of 14 pages

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), issued by Tenby Pharma Inc., a Delaware corporation (“Tenby”). The principal executive offices of Tenby are located at 3110 Cherry Palm Drive, Suite 340, Tampa, Florida 33619.

Item 2.	Identity and Background

The reporting persons for purposes of this Statement (each, a “Reporting Person” and collectively, the “Reporting Persons”) are as follows:

Name: Avalon Ventures VI, L.P.

Place of Organization: Delaware

Principal Business: Venture capital investments

Address: 888 Prospect Street, Suite 320, La Jolla, California 92037

Criminal Proceedings: None

Applicable Civil, Judicial or Administrative Proceedings: None

Name: Avalon Ventures VI GP Fund, LLC

Place of Organization: Delaware

Principal Business: Venture capital investments

Address: 888 Prospect Street, Suite 320, La Jolla, California 92037

Criminal Proceedings: None

Applicable Civil, Judicial or Administrative Proceedings: None

Name: Avalon Ventures GP, LLC

Place of Organization: Delaware

Principal Business: General partner for various venture capital investment funds

Address: 888 Prospect Street, Suite 320, La Jolla, California 92037

Criminal Proceedings: None

Applicable Civil, Judicial or Administrative Proceedings: None

Name: Kevin J. Kinsella

Address: c/o Avalon Ventures, 888 Prospect Street, Suite 320, La Jolla, California 92037

Criminal Proceedings: None

Applicable Civil, Judicial or Administrative Proceedings: None

Citizenship: United States

Avalon Ventures VI, L.P. and Avalon Ventures VI GP Fund, LLC (collectively, the “Avalon Funds”) are the holders of record of all of the shares of Common Stock that are the subject of this Statement, and neither Avalon Ventures GP, LLC nor Kevin J. Kinsella holds of record any shares of Common Stock. Avalon Ventures GP, LLC acts as the general partner of each of Avalon Funds, and Kevin J. Kinsella acts as the managing member of Avalon Ventures GP, LLC. In the foregoing capacities, each of Avalon Ventures GP, LLC and Mr. Kinsella has full voting and investment control with respect to the shares held of record by the Avalon Funds. As a result, each of Avalon Ventures GP, LLC and Mr. Kinsella may be deemed to be beneficial owners of such shares. However, each of Avalon Ventures GP, LLC and Mr. Kinsella specifically disclaims beneficial ownership of all shares held of record by the Avalon Funds except to the extent of its or his economic interest therein.

Item 3.	Source and Amount of Funds or Other Consideration

On September 13, 2006, the Avalon Funds entered into a Contribution Agreement (the “Contribution Agreement”) among Tenby, Sirion Therapeutics, Inc., a North Carolina corporation (“Sirion”), and the stockholders of Sirion, including the Avalon Funds (the “Sirion Stockholders”), pursuant to which, among other things, the Sirion Stockholders contributed 100% of the issued and outstanding capital stock of Sirion to Tenby in exchange for Tenby’s issuance to them of shares of

Page 6 of 14 pages

Common Stock and shares of Tenby’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”). Pursuant to the Contribution Agreement, the Avalon Funds acquired, beneficially and of record, an aggregate of 1,324,200 shares of Common Stock and 49,639 shares of Series A Preferred Stock in exchange for an aggregate of 105,936 shares of Sirion common stock and 3,599 shares of Sirion preferred stock.

References to, and descriptions of, the Contribution Agreement, as set forth above in this Item 3 are qualified in their entirety by reference to the copy of the Contribution Agreement included as Exhibit B to this Statement and incorporated in this Item 3 in its entirety where such references and descriptions appear.

Item 4.	Purpose of Transaction

The purpose of the transactions contemplated by the Contribution Agreement, including the acquisition by the Avalon Funds of the shares of Common Stock that are the subject of this Statement (collectively, the “Contribution Transaction”) was to cause: (i) the Sirion Stockholders to acquire control of Tenby; and (ii) Sirion to become a wholly owned subsidiary of Tenby.

As a result of the Contribution Transaction, Tenby ceased being a shell company. Accordingly, the Reporting Persons anticipate that Tenby and its stockholders and/or board of directors, as the case may be, will approve and adopt an amended and restated charter, amended and restated bylaws and an employee stock option plan.

Notwithstanding the foregoing, the Reporting Persons intend to hold the shares of Common Stock that are the subject of this Statement as a passive investment only. As a result, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. However, it should be noted that the possible intentions and activities of the Reporting Persons are subject to change at any time.

Item 5.	Interest in Securities of the Issuer

(a)           As of September 13, 2006, the Reporting Persons directly or indirectly beneficially owned an aggregate of 1,324,200 shares of Common Stock, representing approximately 37.01% of the outstanding shares of Common Stock. As to each separate Reporting Person:

(1)	Avalon Ventures VI, L.P. owned 1,020,950 shares (28.54%)

(2)	Avalon Ventures VI GP Fund, LLC owned 303,250 shares (8.48%)

(2)	Avalon Ventures GP, LLC owned 1,324,200 shares (37.01%)

(3)	Kevin J. Kinsella owned 1,324,200 shares (37.01%)

The percentages of Common Stock owned, as reported above, have been calculated by reference to disclosures contained in Tenby’s Current Report on Form 8-K, filed on September 18, 2006, which stated that an aggregate of 3,577,833 shares of Common Stock were outstanding as of September 13, 2006.

(b)           The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Statement which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c)           On September 13, 2006, in connection with the Contribution Transaction, the Avalon Funds acquired the shares of Common Stock that are the subject of this Statement. In particular, Avalon Ventures VI, L.P. acquired 1,020,950 shares of Common Stock and Avalon Ventures VI GP Fund, LLC acquired 303,250 shares of Common Stock. None of the Reporting Persons have effected any transactions with respect to the Common Stock since the date of the Contribution Transaction.

Page 7 of 14 pages

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investors’ Rights Agreement

On September 13, 2006, Tenby entered into an Investors’ Rights Agreement with North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd. (collectively, “North Sound”), the Avalon Funds, Avalon Ventures VII, L.P., PharmaBio Development Inc. (d/b/a NovaQuest), the Widder Family Limited Partnership, The Lichter Family Trust, Nathan Mata, Gabe Travis, Roger Vogel, M.D., Susan K. Benton, Philippe Boulangeat, Randy Milby and Barry Butler (collectively, the “Investors”), pursuant to which, among other things, Tenby agreed to provide the Investors with rights to require Tenby to register with the SEC the resale of shares of the Common Stock held by, or issuable to the Investors upon conversion of shares of Series A Preferred Stock, subject to certain conditions.

Pursuant to the Investors’ Rights Agreement, the Investors agreed not to transfer any of their shares of Series A Preferred Stock or Common Stock for a period of one year, except, in the case of North Sound, to a single investor in a privately negotiated transaction that is exempt from registration requirements pursuant to federal and state securities laws. However, if Tenby’s board of directors determines that any such privately negotiated sale would have a material, negative impact on any ongoing active financing, then any such transfer by North Sound would require the Tenby’s consent. Additionally, if North Sound proposes to sell its shares of Series A Preferred Stock or Common Stock pursuant to a privately negotiated transaction, then North Sound is required to provide Tenby with a right of first offer to purchase the shares proposed to be transferred at the same price and on the same terms as proposed by North Sound.

Additionally, pursuant to the Investors’ Rights Agreement, Tenby has provided the Investors with a right of first offer to purchase up to all of any shares of Common Stock or other securities proposed to be offered by Tenby, subject to customary exceptions. The Investors’ right of first offer shall terminate upon the consummation by Tenby of a bona fide firm commitment underwritten public offering which results in aggregate gross proceeds to Tenby of at least $35,000,000.

References to, and descriptions of, the Investors’ Rights Agreement, as set forth above in this Item 6 are qualified in their entirety by reference to the copy of the Investors’ Rights Agreement included as Exhibit C to this Statement, and incorporated in this Item 6 in its entirety where such references and descriptions appear.

Escrow Agreement

The Avalon Funds are parties to an Escrow Agreement, dated July 5, 2006, by and among Sirion, Kenneth J. Widder, M.D., as stockholder representative for the former stockholders of Sytera, Inc., a former Delaware corporation (“Sytera”), and Barry Butler, as stockholder representative for certain stockholders of Sirion (the “Escrow Agreement”). The Escrow Agreement was entered into in connection with a merger between Sirion and Sytera consummated on July 5, 2006, pursuant to which Sytera was merged with and into Sirion, Sirion continued as the surviving corporation and the separate legal existence of Sytera ceased (the “Merger”). Pursuant to the Escrow Agreement, 327,425 shares of the Common Stock beneficially owned by the Reporting Persons are being held in escrow (the “Escrow Shares”) as security for the former Sytera stockholders’ indemnification obligations to certain stockholders of Sirion in connection with the Merger. In the event that the former Sytera stockholders are required to indemnify such Sirion stockholders for any breach of any representation, warranty or covenant in connection with the Merger, such indemnification obligation would be satisfied by the former Sytera stockholders’ transferring all or a portion of the shares being held in escrow, including the Escrow Shares, to such Sirion stockholders. The Escrow Shares will be released from escrow and the indemnification obligations will terminate on July 4, 2007 (other than with respect to any claims pending as of such date).

References to, and descriptions of, the Escrow Agreement, as set forth above in this Item 6 are qualified in their entirety by reference to the copy of the Escrow Agreement included as Exhibit D to this Statement and incorporated in this Item 6 in its entirety where such references and descriptions appear.

Page 8 of 14 pages

Service on Board of Directors

In connection with the Contribution Transaction, Kevin J. Kinsella was appointed to serve as a member of the board of directors of Tenby.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement Pursuant to Rule 13d-1

Exhibit B: Contribution Agreement

Exhibit C: Investors’ Rights Agreement

Exhibit D: Escrow Agreement

Page 9 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each undersigned party certifies that the information set forth in this Statement is true, complete and correct.

Date: September 25, 2006

Avalon Ventures VI, L.P.

By: Avalon Ventures GP, LLC

Its: General Partner

/s/ Kevin J. Kinsella

Kevin J. Kinsella

Managing Member

Avalon Ventures VI GP Fund, LLC

By: Avalon Ventures GP, LLC

Its: General Partner

/s/ Kevin J. Kinsella

Kevin J. Kinsella

Managing Member

Avalon Ventures GP, LLC

/s/ Kevin J. Kinsella

Kevin J. Kinsella

Managing Member

/s/ Kevin J. Kinsella

Kevin J. Kinsella

Page 10 of 14 pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer”. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: September 25, 2006

Avalon Ventures VI, L.P.

By: Avalon Ventures GP, LLC

Its: General Partner

/s/ Kevin J. Kinsella

Kevin J. Kinsella

Managing Member

Avalon Ventures VI GP Fund, LLC

By: Avalon Ventures GP, LLC

Its: General Partner

/s/ Kevin J. Kinsella

Kevin J. Kinsella

Managing Member

Avalon Ventures GP, LLC

/s/ Kevin J. Kinsella

Kevin J. Kinsella

Managing Member

/s/ Kevin J. Kinsella

Kevin J. Kinsella

Page 11 of 14 pages

EXHIBIT B

Contribution Agreement

Exhibit 1
CONTRIBUTION AGREEMENT
     This Contribution Agreement (this “Agreement”) is made and entered into as of September 13, 2006, by and among Tenby Pharma Inc., a Delaware corporation (“Pubco”), Sirion Therapeutics, Inc., a North Carolina corporation (the “Company”), and each of the shareholders of the Company listed on Schedule A attached hereto (each, a “Contributor” and collectively, the “Contributors”). Certain capitalized terms used in this Agreement are defined in Exhibit A attached hereto and incorporated herein by reference.
RECITALS
     Whereas, the parties desire to set forth the terms and conditions pursuant to which: (i) each of the Contributors holding shares of Company Common Stock shall contribute all of its shares of Company Common Stock to Pubco in exchange for shares of Pubco Common Stock; and (ii) each of the Contributors holding shares of Company Series A Preferred Stock or Company Series A-1 Preferred Stock shall contribute all of its shares of Company Series A Preferred Stock and/or Company Series A-1 Preferred Stock to Pubco in exchange for shares of Pubco Series A Preferred Stock (the contributions referred to in clauses (i) and (ii) being collectively referred to herein as the “Contribution”);
     Whereas, immediately following the execution and delivery of this Agreement by the parties hereto, Pubco is entering into that certain Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”) with the investors listed on the signature pages thereto (collectively, the “Purchasers”), pursuant to which the Purchasers will purchase from Pubco shares of Pubco Series A Preferred Stock (the “Stock Purchase”); and
     Whereas, insofar as the Contribution and the Stock Purchase (collectively, the “Transfers”) are being made pursuant to a single plan in exchange for shares of Pubco Common Stock and Pubco Series A Preferred Stock that will collectively represent at least 80% of the total combined voting power of all classes of Pubco voting stock and at least 80% of the total number of shares of all other classes of Pubco capital stock, it is intended that the Transfers qualify and are treated as a tax-free transfer under Section 351 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”).
     Now, Therefore, in consideration of the foregoing and the respective covenants, agreements and representations and warranties set forth herein, the parties to this Agreement, intending to be legally bound, hereby agree as follows:
AGREEMENT
1.	Description of Contribution.
     1.1 Contribution. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined below): (i) each of the Contributors holding shares of Company Common Stock shall contribute all of its shares of Company Common Stock to Pubco in exchange for that number of shares of Pubco Common Stock as is set forth in Section 1.3; and (ii) each of the Contributors holding shares of Company Series A Preferred Stock or Company Series A-1 Preferred Stock shall contribute all of its shares of Company

Series A Preferred Stock or Company Series A-1 Preferred Stock, as applicable, to Pubco in exchange for that number of shares of Pubco Series A Preferred Stock as is set forth in Section 1.3.
     1.2 Closing; Effective Time. The consummation of the Contribution (the “Closing”) shall take place at the offices of Pubco at 10:00 a.m. Eastern Time (the “Effective Time”) on the date of this Agreement (the “Closing Date”).
     1.3 Contribution Consideration. The following consideration shall be payable to the Contributors as a result of the Contribution: (i) 3,327,833 shares of Pubco Common Stock (the “Aggregate Common Stock Consideration”); and (ii) 1,672,036 shares of Pubco Series A Preferred Stock (the “Aggregate Preferred Stock Consideration” and, together with the Aggregate Common Stock Consideration, the “Aggregate Contribution Consideration”). Such Aggregate Contribution Consideration shall be payable to the Contributors as follows:
          (a) Each share of Company Series A Preferred Stock held by a Contributor as of immediately prior to the Effective Time shall entitle such Contributor to receive, in accordance with Section 1.4, 13.7925 shares of Pubco Series A Preferred Stock (the “Series A Per Share Contribution Consideration”).
          (b) Each share of Company Series A-1 Preferred Stock held by a Contributor as of immediately prior to the Effective Time shall entitle such Contributor to receive, in accordance with Section 1.4, 12.50 shares of Pubco Series A Preferred Stock (the “Series A-1 Per Share Contribution Consideration”).
          (c) Each share of Company Common Stock held by a Contributor as of immediately prior to the Effective Time shall entitle such Contributor to receive, in accordance with Section 1.4, 12.50 shares of Pubco Common Stock (the “Common Stock Per Share Contribution Consideration”).
1.4 Delivery of Contribution Consideration.
          (a) At the Closing: (i) the Contributors will provide to Pubco (1) completed and executed letters of transmittal in customary form for use in effecting the surrender of all Contributed Interests in exchange for the Applicable Per Share Contribution Consideration, and (2) all certificates representing the Contributed Interests held by such Contributors; and (ii) Pubco will provide to each Contributor (A) a Pubco stock certificate representing that number of shares of Pubco Series A Preferred Stock representing such Contributor’s portion of the Aggregate Preferred Stock Consideration (as determined in accordance with Section 1.3), and (B) a Pubco stock certificate representing that number of shares of Pubco Common Stock representing such holder’s portion of the Aggregate Common Stock Consideration (as determined in accordance with Section 1.3). In lieu of any fractional shares of Pubco Common Stock or Pubco Series A Preferred Stock that any Contributor would otherwise be entitled to receive, such Contributor shall be paid cash in an amount equal to the product of (1) the number of fractional shares of Pubco Common Stock or Pubco Series A Preferred Stock, as applicable, which such Contributor would otherwise be entitled to receive, multiplied by (2) $8.00.

2

          (b) Pubco shall be entitled to deduct and withhold from the Applicable Per Share Contribution Consideration payable or otherwise deliverable to any Contributor pursuant to this Agreement such amounts as Pubco is required to deduct or withhold therefrom under the Code or under any provision of state, local or foreign tax law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Contributor to whom such amounts would otherwise have been paid.
     1.5 Tax Consequences. For federal income tax purposes, the Transfers are intended to constitute a tax-free transfer of property to Pubco within the meaning of Section 351 of the Code, and the parties shall report the transactions contemplated by the Transaction Documents consistent with such intent and shall take no position in any Tax filing or Legal Proceeding inconsistent therewith. None of Pubco, the Contributors or the Company has taken or failed to take, and after the Effective Time, Pubco and the Contributors shall not take or fail to take, any action which reasonably could be expected to cause the Transfers to fail to qualify as a tax-free transfer of property to Pubco within the meaning of Section 351 of the Code.
     1.6 Further Action. If, at any time after the Closing Date, any further action is determined by Pubco to be necessary or desirable to carry out the transactions contemplated by the Transaction Documents or to vest Pubco with full right, title and possession of and to all Contributed Interests, the officers and directors of Pubco shall be fully authorized (in the name of the Company, the Contributors or otherwise) to take such action.
2. Representations and Warranties of the Company. Except as set forth on the Company Disclosure Schedule, the Company hereby represents and warrants, as of the date hereof, to and for the benefit of Pubco, as follows:
     2.1 Due Organization; Subsidiaries; Etc. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina and as a foreign corporation qualified to do business in the State of Florida, and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Company Contracts to which it is a party. The Company, together with its predecessors, has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the names “Sirion Therapeutics, Inc.” and, prior to the consummation of the Sirion/Sytera Merger, “Sytera, Inc.” The Company is not and has not been required to be qualified, authorized, registered or licensed to do business as a foreign corporation in any jurisdiction other than Florida and California. Other than RxDR, the Company has no Subsidiaries, does not own any controlling interest in any Entity and has never owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity or other financial interest in, any Entity. RxDR is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Florida and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Company Contracts to which it is a party. The Company directly owns all of the issued and outstanding membership interests of RxDR free and clear of any liens and all of such membership interests are validly issued and free of preemptive and similar rights. The Company has not agreed and is not obligated to make any

3

future investment in or capital contribution to any Entity. Neither the Company nor any of the stockholders of the Company has ever approved, or commenced any Legal Proceeding or made any election contemplating, the dissolution or liquidation of the Company’s business or affairs.
     2.2 Certificate of Incorporation and Bylaws; Records. The Company has delivered to Pubco accurate and complete (through the date hereof) copies of: (i) the certificate of incorporation and bylaws, including all amendments thereto, of the Company; (ii) the certificate of formation and limited liability company operating agreement, or similar organizational documents, of RxDR; (iii) the stock records of the Company; and (iv) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the holders of Company Securities, the board of directors of the Company and all committees of the board of directors of the Company (the items described in the foregoing clauses “(i)”, “(ii)”, “(iii)” and “(iv)” of this Section 2.2 being collectively referred to herein as the “Company Documents”). There have been no formal meetings held of, or corporate actions taken by, the stockholders of the Company, the board of directors of the Company or any committee of the board of directors of the Company, or the members of RxDR, the board of managers of RxDR or any committee of the board of managers of RxDR, that are not fully reflected in the Company Documents. There has not been any violation of any of the Company Documents, and at no time has the Company or RxDR taken any action that is inconsistent in any material respect with the Company Documents. The books of account, equity records, minute books and other records of the Company and RxDR are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with Legal Requirements and prudent business practices.
     2.3 Capitalization, Etc.
          (a) The authorized capital stock of the Company consists of: (i) 600,000 shares of Company Common Stock, of which 266,227 shares have been issued and are outstanding; (ii) 30,600 shares of Company Series A Preferred Stock, of which 30,599 have been issued and are outstanding; and (iii) 100,000 shares of Company Series A-1 Preferred Stock, all of which have been issued and are outstanding. All of the outstanding shares of the Company capital stock have been duly authorized and validly issued and are fully paid and nonassessable. All of the outstanding shares of capital stock of the Company and all of the outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of capital stock or other securities of the Company have been issued in compliance with all applicable federal and state securities laws and other applicable Legal Requirements and all requirements set forth in the Company Documents and Company Contracts. No shares of capital stock of the Company are subject to a repurchase option in favor of the Company, and the Company has never repurchased, redeemed or otherwise reacquired any shares of the Company capital stock or other securities of the Company. Collectively, the Contributed Interests to be transferred by the Contributors to Pubco in connection with the Contribution represent 100% of the shares of outstanding capital stock of the Company.
          (b) Except as set forth on Schedule 2.3(b) of the Company Disclosure Schedule, there are no: (i) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of capital stock of the Company or other securities of the Company; (ii) outstanding securities, notes, instruments or obligations that are or may become convertible into or exchangeable for any shares of capital stock of the Company

4

or other securities of the Company; (iii) outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the capital stock of the Company; (iv) Contracts (other than this Agreement) under which the Company is or may become obligated to sell, transfer, exchange or issue any shares of capital stock of the Company or any other securities of the Company; (v) agreements, voting trusts, proxies or understandings with respect to the voting, or registration under the Securities Act, or any shares of the Company; or (vi) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of the Company Securities or any shares of the capital stock or other securities of the Company.
          (c) Schedule 2.3(c) of the Company Disclosure Schedule sets forth a complete and accurate list of all of the stock option plans and other stock or equity-related plans of the Company.
     2.4 Company Financial Statements. The Company has furnished to Pubco a complete and correct copy of the Company’s: (i) unaudited balance sheet dated as of December 31, 2004 and the related statements of operations, shareholders’ equity, and cash flows for the twelve (12) months then ended; (ii) unaudited balance sheet dated as of December 31, 2005 and the related statements of operations, shareholders’ equity, and cash flows for the twelve (12) months then ended; and (iii) unaudited balance sheet dated as of June 30, 2006 and the related statements of operations, shareholders’ equity, and cash flows for the six (6) months then ended (collectively, the “Company Financial Statements”). The Company Financial Statements are complete and correct, are consistent with the books and records of the Company and present fairly the assets, liabilities, financial condition and results of operations of the Company, as at the dates and for the periods indicated, have been prepared in accordance with GAAP, and have been prepared in good faith by the Company’s management from the books and records of the Company. The books and records of the Company are true, accurate and complete in all material respects.
     2.5 Equipment; Leasehold. Schedule 2.5 of the Company Disclosure Schedule sets forth a true and complete list of all inventory, machinery, equipment, furniture, office equipment, supplies, materials, vehicles and other material items of tangible personal property of every kind owned by the Company and RxDR and used in connection with their respective businesses (the “Company Personal Property”). All of the Company Personal Property and other tangible assets owned by or leased to the Company or RxDR are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the Company’s or RxDR’s business in the manner in which such business is currently being conducted. Neither the Company nor RxDR owns any real property or any interest in real property, except for the leasehold interest created under the real property leases identified in Schedule 2.5 of the Company Disclosure Schedule (the “Company Leased Real Property”).
     2.6 Intellectual Property.
          (a) Schedule 2.6(a) of the Company Disclosure Schedule accurately identifies: (i) each item of Registered IP in which the Company or RxDR has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise); (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; and (iii) any other Person that has an ownership

5

interest in such item of Registered IP and the nature of such ownership interest. The Company has provided to Pubco complete and accurate copies of all applications and correspondence with any Governmental Body related to each such item of Registered IP.
          (b) Schedule 2.6(b) of the Company Disclosure Schedule accurately identifies: (i) all Intellectual Property Rights or Intellectual Property licensed to the Company or RxDR (other than any non-customized software that is so licensed solely in executable or object code form pursuant to a non-exclusive, internal-use software license or is generally publicly available on standard terms for less than $1,000); and (ii) the corresponding Contract or Contracts pursuant to which such Intellectual Property Rights or Intellectual Property is or are licensed to the Company. Neither the Contribution nor any of the other transactions contemplated by the Transaction Documents will materially adversely alter or impair the Company’s Intellectual Property Rights or the Intellectual Property licensed to the Company or RxDR.
          (c) Schedule 2.6(c) of the Company Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any of the Company IP. Neither the Company nor RxDR is bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or RxDR to use, exploit, assert, or enforce any Company IP anywhere in the world.
          (d) The Company or RxDR, as applicable, exclusively owns all right, title, and interest to and in the Company IP, free and clear of any Encumbrances. Without limiting the generality of the foregoing:
               (i) All documents and instruments necessary to perfect the rights of the Company or RxDR, as applicable, in the Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body;
               (ii) Each Person who is or was an employee or contractor of the Company or RxDR and who is or was involved in the creation or development of any Company IP has signed a valid, enforceable written agreement containing an assignment of Intellectual Property Rights to the Company or RxDR, as applicable, and confidentiality provisions in favor of the Company or RxDR, as applicable, regarding the Company IP. No current or former Representative or Affiliate of the Company or RxDR has any claim, right (whether or not currently exercisable) or interest to or in any Company IP;
               (iii) With respect to Company IP in the form of licenses of third party Intellectual Property and Intellectual Property Rights, no funding, facilities or personnel of any Governmental Body within the jurisdictions covered by the license were used, directly or indirectly, to develop or create, in whole or in part, such Company IP. With respect to all other Company IP, no funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, such Company IP;
               (iv) Each of the Company and RxDR has taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary

6

information that the Company or RxDR, as applicable, holds, or purports to hold, as a trade secret;
               (v) Neither the Company nor RxDR has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP to any other Person; and
               (vi) Neither the Company nor RxDR is, or has ever been, a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company or RxDR, as applicable, to grant or offer to any other Person any license or right to any Company IP.
          (e) (i) With respect to Company IP in the form of licenses from third parties of Intellectual Property and Intellectual Property Rights: (A) each item of Company IP that is Registered IP is in compliance with all Legal Requirements and is valid and in full force and effect; and (B) no application for any type of Registered IP filed by or on behalf of the Company or RxDR has been abandoned, allowed to lapse or rejected; and
               (ii) With respect to all other Company IP, each item of Company IP that is Registered IP is and at all times has been maintained in compliance with all Legal Requirements and all filings, payments and other actions required to be made or taken to maintain such item of Registered IP in full force and effect have been made by the applicable deadline; and each such item of Registered IP is valid and in full force and effect. No application for any type of Registered IP filed by or on behalf of the Company or RxDR has been abandoned, allowed to lapse or rejected. No item of Company IP that is Registered IP is subject to any maintenance fees or Taxes or actions falling due within ninety (90) days after the Closing Date.
          (f) To the Company’s Knowledge, no Person has infringed, misappropriated or otherwise violated or is currently infringing, misappropriating or otherwise violating any Company IP.
          (g) To the Company’s Knowledge, none of the Company IP owned or licensed by the Company or RxDR currently infringes, misappropriates or otherwise violates or has ever infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any Intellectual Property Right of any other Person. Without limiting the generality of the foregoing:
               (i) To the Company’s Knowledge, no infringement, misappropriation or similar claim or Legal Proceeding is pending or has been threatened against the Company or RxDR; and
               (ii) Except as set forth on Schedule 2.6(g)(ii), neither the Company nor RxDR is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation or any similar claim. Neither the Company nor RxDR has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for the infringement, misappropriation or violation of any Intellectual Property Right.

7

     2.7 Contracts. Schedule 2.7 of the Company Disclosure Schedule identifies each Company Contract and provides an accurate description of the terms of each Company Contract that is not in written form. The Company has delivered to Pubco accurate and complete copies of all written Company Contracts. Each Company Contract is valid, binding and enforceable by the Company in accordance with its terms subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Neither the Company nor RxDR has violated or breached, or committed any default under, any Company Contract, and, to the Company’s Knowledge, no other Person has violated or breached, or committed any default under, any Company Contract. Schedule 2.7 of the Company Disclosure Schedule provides an accurate and complete list of all Consents required under any Company Contract to consummate the transactions contemplated by the Transaction Documents.
     2.8 Finder’s Fee. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Contribution or any of the other transactions contemplated by the Transaction Documents based upon any arrangements or agreements made by or on behalf of the Company.
     2.9 Compliance with Legal Requirements. Each of the Company and RxDR is, and has at all times been, in compliance with all applicable material Legal Requirements. To the Company’s Knowledge, each of the Company and RxDR is, and has at all times been, in compliance with all other applicable Legal Requirements. Neither the Company nor RxDR has ever received any notice or other communication from any Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement. Each of the Company and RxDR has obtained all material permits, certificates and licenses required by any Legal Requirement for the conduct of its business and the ownership of its assets. Neither the Company nor RxDR is in violation of any such permit, certificate or license, and no Legal Proceedings are pending or, to the Knowledge of the Company, threatened to revoke or limit any such permit, certificate or license.
     2.10 Legal Proceedings. There is no pending Legal Proceeding, and to the Company’s Knowledge, no Person has threatened to commence any Legal Proceeding, that (i) involves or affects the Company or RxDR or any of the assets owned or used by the Company or RxDR, or (ii) that challenges the Contribution or any of the other transactions contemplated by the Transaction Documents. No Legal Proceeding has ever been commenced that involves or affects the Company or RxDR or the assets owned by the Company or RxDR. There is no Order in which the Company or RxDR is named or to which any of the assets of the Company or RxDR is subject.
     2.11 No Undisclosed Liabilities. Neither the Company nor RxDR has any Liabilities, except for (i) Liabilities reflected on the Company Financial Statements, (ii) accounts payable incurred in the ordinary course of business since the date of the last balance sheet reflected in the Company Financial Statements, none of which are material in nature or exceed $25,000, (iii) Liabilities under the Company Contracts, and (iv) Liabilities incurred in connection with the negotiation of the Transaction Documents and the transactions contemplated thereby.
     2.12 Tax Matters. All Tax Returns required to be filed by or on behalf of the Company or RxDR with any Governmental Body before the Closing Date (the “Company

8

Returns”): (i) have been or will be filed on or before the applicable due date (including any extensions of such due date); (ii) have been, or will be when filed, accurately and completely prepared in all material respects in compliance with all applicable Legal Requirements; and (iii) have been provided or made available to Pubco. All Taxes owed by the Company or RxDR have been paid when due, whether or not such amounts are shown on any Company Returns. The Company Financial Statements fully accrue all actual and contingent Liabilities for unpaid Taxes with respect to all periods through the date thereof and each of the Company and RxDR has made adequate provision for unpaid Taxes after that date in its books and records. No Company Return has ever been examined or audited by any Governmental Body. No claim or Legal Proceeding is pending or has been threatened against or with respect to the Company or RxDR in respect of any Tax. There are no unsatisfied Liabilities for Taxes, including Liabilities for interest, additions to tax and penalties thereon and related expenses, with respect to which any notice of deficiency or similar document has been received by the Company or RxDR (other than Liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Company or RxDR, as applicable, and with respect to which adequate reserves for payment have been established). There are no liens for Taxes upon any of the assets of the Company or RxDR except liens for current Taxes not yet due and payable.
     2.13 Employee and Labor Matters.
          (a) Schedule 2.13(a) of the Company Disclosure Schedule contains a list of all of the employees of the Company and RxDR as of the date of this Agreement and correctly reflects, in all material respects, the nature and amount of all compensation payable to them, their dates of employment and their positions. All of the employees listed on Schedule 2.13(a) of the Company Disclosure Schedule are “at will” employees. Each of the Company and RxDR has at all times complied with all material Legal Requirements related to the employment of its employees. Except as set forth on Schedule 2.13, each of the Company and RxDR has compensated all individuals for, or otherwise cancelled or satisfied all of its obligations with respect to, all accrued vacation, deferred compensation and other similar benefits. Since January 1, 2006, neither the Company nor RxDR has increased the salary or benefits level of any of its employees.
          (b) Except as set forth on Schedule 2.13(b) of the Company Disclosure Schedule, there are no Plans, as defined below, contributed to, maintained or sponsored by the Company or RxDR, to which the Company or RxDR is obligated to contribute or with respect to which the Company or RxDR has any liability or potential liability, whether direct or indirect. For purposes of this Agreement, the term “Plans” shall mean: (a) employee benefit plans as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not funded and whether or not terminated, (b) employment agreements, and (c) personnel policies or fringe benefit plans, policies, programs and arrangements, whether or not subject to ERISA, whether or not funded, and whether or not terminated, including without limitation, stock bonus, deferred compensation, pension, severance, bonus, vacation, travel, incentive, and health, disability and welfare plans.
          (c) Except as set forth on Schedule 2.13(c) of the Company Disclosure Schedule, none of the Initial Sytera FTEs is obligated under any Contract, or subject to any Order, that would conflict with his or her obligation to use his or her best efforts to promote the interests of the Company or Pubco after the Closing Date, or that conflicts with the business of

9

the Company as presently conducted. During the past ten (10) years, to the Knowledge of the Company, none of the Initial Sytera FTEs has been (i) charged with, indicted for or convicted of any misdemeanor related to moral turpitude or any felony; (ii) a party to a proceeding with respect to any misdemeanor related to moral turpitude or any felony; or (iii) the subject of a bankruptcy proceeding or has been the officer or director of a company that has been the subject of a bankruptcy proceeding. The Company is not aware that any Initial Sytera FTE has plans to terminate his or her employment with the Company, as a result of the Contribution or otherwise.
     2.14 Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under the Transaction Documents, and the execution, delivery and performance by the Company of the Transaction Documents have been duly authorized by all necessary action on the part of the Company, its board of directors and each of its stockholders. Each of the Transaction Documents to which the Company is a party constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
     2.15 Non-Contravention. Neither the execution, delivery or performance of the Transaction Documents, nor the consummation of any of the transactions contemplated thereby, will directly or indirectly (with or without notice or lapse of time): (i) result in a violation of any of the provisions of the Company Documents; (ii) to the Company’s Knowledge, result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by the Transaction Documents or to exercise any remedy or obtain any relief under any, Legal Requirement or any Order to which the Company, RxDR, or any of the assets owned, used or controlled by the Company or RxDR, is subject; or (iii) result in a violation or breach of, or result in a default under, with or without notice or lapse of time, any provision of any Company Contract.
     2.16 Environmental Protection. No substances that are defined by Legal Requirements concerning the environment as toxic materials, hazardous wastes or hazardous substances (including without limitation any asbestos, oils, petroleum-derived compound or pesticides) (collectively, “Hazardous Materials”) are or, to the Knowledge of the Company, have been located in, on or about the Company Leased Real Property. To the Knowledge of the Company, the Company Leased Real Property has not been used for the storage, manufacture or disposal of Hazardous Materials, and neither the Company nor RxDR has used, or provided permission to others to use, the Company Leased Real Property for the storage, manufacture or disposal of Hazardous Materials. Specifically, but without limitation, to the Knowledge of the Company, there are and have been no storage tanks located on the Company Leased Real Property. To the Knowledge of the Company, no Hazardous Materials have been transported off site from the Company Leased Real Property.
     2.17 Insurance. Schedule 2.17 to the Company Disclosure Schedule contains a brief description of all insurance policies maintained by the Company or RxDR with respect to their respective businesses and assets and the Company Leased Real Property. Such policies are valid, binding and enforceable in accordance with their terms, are in full force and effect, and all premiums due thereon have been paid.

10

     2.18 Related Party Transactions. Except as set forth on Schedule 2.18 to the Company Disclosure Schedule, the Company Contracts do not include any agreement with or any other commitment to (a) any officer or director of the Company or RxDR; (b) any individual related by blood or marriage to any such officer or director; or (c) any Entity in which the Company, RxDR or any such officer, director or related person has an equity or participating interest.
     2.19 FDA Matters.
          (a) Each of the Company and RxDR has been and is in compliance in all material respects with all applicable Legal Requirements, including the United States Federal Food, Drug and Cosmetic Act, as amended from time to time, and all regulations promulgated thereunder (the “FFDCA”), in its development efforts related to any Product or any product of RxDR (an “RxDR Product”)and in conducting any related clinical trials. Neither the Company nor RxDR has (i) made to the FDA any untrue statement of a material fact regarding any Product or RxDR Product (whether in any submission or otherwise) or (ii) failed to disclose to the FDA any material fact required to be disclosed to it by the FDA regarding such Product or RxDR Product.
          (b) Neither the Company, RxDR nor any of their respective officers, directors, managers, agents, Affiliates or employees (a) was or is presently debarred pursuant to the Generic Drug Enforcement Act of 1992 (“GDEA”), (b) has been debarred or excluded from participation in the Medicare program, any state Medicaid program or any other federal health care program, (c) has been charged with, indicted for, or convicted of a criminal offense that would lead to debarment or exclusion under the GDEA, or from participation in the Medicare program, any state Medicaid program or any other federal health care program, or (d) has been or is under investigation by any Governmental Body for debarment or exclusion action.
     2.20 Disclosure. The Company has not made any representation, warranty or statement in this Agreement, or in any of the schedules or exhibits attached to this Agreement, that contains any untrue statement of a material fact or, to the reasonable knowledge of the Company or Kenneth Widder, Jay Lichter, Nathan Mata, Barry Butler or Roger Vogel, omitted to state any material fact necessary in order to make the statements made herein and therein, in the light of the circumstances under which they were made, not misleading.
3. Representations and Warranties of the Contributors. Each of the Contributors hereby represent and warrants, severally but not jointly, as of the date hereof, to and for the benefit of Pubco, as follows:
     3.1 Authority; Binding Nature of Agreement. Such Contributor has all necessary power and authority to enter into and to perform its obligations under the Transaction Documents to which it is a party, and, if applicable, the execution, delivery and performance by such Contributor of each such Transaction Document have been duly authorized by all necessary action on the part of such Contributor. Each Transaction Document to which such Contributor is a party constitutes the valid and binding obligation of such Contributor, enforceable against such Contributor in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

11

     3.2 Title to Contribution Interests. Such Contributor owns all right, title and interest in and to, and has the right to transfer to Pubco, all Contributed Interests to be transferred by such Contributor to Pubco in connection with the Contribution, and all such Contributed Interests will be transferred to Pubco free and clear of all Encumbrances.
4. Representations and Warranties of Pubco. Except as set forth on the Pubco Disclosure Schedule, Pubco hereby represents and warrants on and as of the date hereof, to and for the benefit of each Contributor, as follows:
     4.1 Due Organization; No Subsidiaries; Etc. Pubco is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Pubco Contracts. Pubco has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the name “Tenby Pharma Inc.” Pubco is not and has not been required to be qualified, authorized, registered or licensed to do business as a foreign corporation in any jurisdiction. Pubco has no Subsidiaries, does not own any controlling interest in any Entity and has never owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity or other financial interest in, any Entity. Pubco has not agreed and is not obligated to make any future investment in or capital contribution to any Entity. Neither Pubco nor any of the shareholders of Pubco has ever approved, or commenced any Legal Proceeding or made any election contemplating, the dissolution or liquidation of Pubco’s business or affairs.
     4.2 Articles of Incorporation and Bylaws; Records. Pubco has delivered to the Company accurate and complete (through the date hereof) copies of: (i) the articles of incorporation and bylaws, including all amendments thereto, of Pubco; (ii) the stock records of Pubco; and (iii) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the holders of Pubco Common Stock, the board of directors of Pubco and all committees of the board of directors of Pubco (the items described in the foregoing clauses “(i)”, “(ii)” and “(iii)” of this Section 4.2 being collectively referred to herein as the “Pubco Documents”). There have been no formal meetings held of, or corporate actions taken by, the stockholders of Pubco, the board of directors of Pubco or any committee of the board of directors of Pubco that are not fully reflected in the Pubco Documents. There has not been any violation of any of the Pubco Documents, and at no time has Pubco taken any action that is inconsistent in any material respect with the Pubco Documents. The books of account, stock records, minute books and other records of Pubco are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with Legal Requirements and prudent business practices.
     4.3 Capitalization, Etc.
          (a) The authorized capital stock of Pubco consists of: (i) 150,000,000 shares of Pubco Common Stock, of which 250,000 shares have been issued and are outstanding; and (ii) 10,000,000 shares of Pubco Preferred Stock, of which 5,000,000 have been designated as Pubco Series A Preferred Stock, and none of which shares have been issued and are outstanding. All of the outstanding shares of Pubco capital stock have been duly authorized and validly issued

12

and are fully paid and nonassessable. All of the outstanding shares of Pubco capital stock and all of the outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of Pubco capital stock or other securities of Pubco have been issued in compliance with all applicable federal and state securities laws and other applicable Legal Requirements and all requirements set forth in the Pubco Documents and Pubco Contracts, and are owned, beneficially and of record, by Randy Milby. No shares of Pubco capital stock are subject to a repurchase option in favor of Pubco, and Pubco has never repurchased, redeemed or otherwise reacquired any shares of Pubco capital stock or other securities of Pubco.
          (b) Except as set forth on Schedule 4.3(b) of the Pubco Disclosure Schedule, there are no: (i) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of Pubco capital stock or other securities of Pubco; (ii) outstanding securities, notes, instruments or obligations that are or may become convertible into or exchangeable for any shares of Pubco capital stock or other securities of Pubco; (iii) outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the capital stock of Pubco; (iv) Contracts (other than this Agreement) under which Pubco is or may become obligated to sell, transfer, exchange or issue any shares of Pubco capital stock or any other securities of Pubco; (v) agreements, voting trusts, proxies or understandings with respect to the voting, or registration under the Securities Act, of any shares of Pubco; or (vi) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Pubco capital stock or other securities of Pubco.
          (c) Schedule 4.3(c) of the Pubco Disclosure Schedule sets forth a complete and accurate list of all of the stock option plans and other stock or equity related plans of Pubco.
     4.4 SEC Reports; Pubco Financial Statements. Pubco has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as Pubco was required by law to file such material) (the foregoing materials being collectively referred to herein as the “SEC Reports” and, together with this Agreement and the Schedules to this Agreement, the “Disclosure Materials”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. Pubco has delivered or otherwise made available to the Company copies of all SEC Reports filed within the 10 days preceding the date hereof. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Pubco included in the SEC Reports (the “Pubco Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. The Financial Statements have been prepared in accordance with GAAP, except as may be otherwise specified in the Financial Statements or the notes thereto, and fairly present in all material respects the assets, liabilities, financial position and results of operations of Pubco as of and for the dates thereof and the results of operations and cash flows for the periods then ended,

13

subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. The books and records of Pubco are true, accurate and complete in all material respects. All material agreements to which Pubco is a party or to which the property or assets of Pubco are subject are included as part of or specifically identified in the SEC Reports.
     4.5 Equipment; Leasehold. All material items of equipment and other tangible assets owned by or leased to Pubco are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of Pubco’s business in the manner in which such business is currently being conducted. Pubco does not own any real property or any interest in real property, except for the leasehold interest created under the real property leases identified in Schedule 4.5 of the Pubco Disclosure Schedule (the “Pubco Leased Real Property”).
     4.6 Intellectual Property. Pubco has no Registered IP, Intellectual Property Rights or Intellectual Property.
     4.7 Contracts. Schedule 4.7 of the Pubco Disclosure Schedule identifies each Pubco Contract and provides an accurate description of the terms of each Pubco Contract that is not in written form. Pubco has delivered to the Company accurate and complete copies of all written Pubco Contracts. Each Pubco Contract is valid, binding and enforceable by Pubco in accordance with its terms subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Pubco has not violated or breached, or committed any default under, any Pubco Contract, and, to Pubco’s Knowledge, no other Person has violated or breached, or committed any default under, any Pubco Contract. Schedule 4.7 of the Pubco Disclosure Schedule provides an accurate and complete list of all Consents required under any Pubco Contract to consummate the transactions contemplated by the Transaction Documents.
     4.8 Finder’s Fee. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Contribution or any of the other transactions contemplated by the Transaction Documents based upon any arrangements or agreements made by or on behalf of Pubco.
     4.9 Compliance with Legal Requirements. Pubco is, and has at all times been, in compliance with all applicable material Legal Requirements. To Pubco’s Knowledge, Pubco is, and has at all times been, in compliance with all other applicable Legal Requirements. Pubco has never received any notice or other communication from any Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement. Pubco has obtained all material permits, certificates and licenses required by any Legal Requirement for the conduct of its business and the ownership of its assets. Pubco is not in violation of any such permit, certificate or license, and no Legal Proceedings are pending or, to the Knowledge of Pubco, threatened to revoke or limit any such permit, certificate or license.
     4.10 Legal Proceedings. There is no pending Legal Proceeding, and to Pubco’s Knowledge, no Person has threatened to commence any Legal Proceeding, that (i) involves or affects Pubco or any of the assets owned or used by Pubco, or (ii) that challenges the Contribution or any of the other transactions contemplated by the Transaction Documents. No Legal Proceeding has ever been commenced that involves or affects Pubco or the assets owned

14

by Pubco. There is no Order in which Pubco is named or to which any of the assets of Pubco is subject.
     4.11 No Undisclosed Liabilities. Pubco has no Liabilities, except for (i) Liabilities reflected on the Pubco Financial Statements, (ii) accounts payable incurred in the ordinary course of business since the date of the last balance sheet reflected in the Pubco Financial Statements, none of which are material in nature or exceed $25,000, (iii) Liabilities under the Pubco Contracts, and (iv) Liabilities incurred in connection with the negotiation of the Transaction Documents and the transactions contemplated thereby.
     4.12 Tax Matters. All Tax Returns required to be filed by or on behalf of Pubco with any Governmental Body before the Closing Date (the “Pubco Returns”): (i) have been or will be filed on or before the applicable due date (including any extensions of such due date); (ii) have been, or will be when filed, accurately and completely prepared in all material respects in compliance with all applicable Legal Requirements; and (iii) have been provided or made available to the Company. All Taxes owed by Pubco have been paid when due, whether or not such amounts are shown on any Pubco Returns. The Pubco Financial Statements fully accrue all actual and contingent Liabilities for unpaid Taxes with respect to all periods through the date thereof and Pubco has made adequate provision for unpaid Taxes after that date in its books and records. No Pubco Return has ever been examined or audited by any Governmental Body. No claim or Legal Proceeding is pending or has been threatened against or with respect to Pubco in respect of any Tax. There are no unsatisfied Liabilities for Taxes, including Liabilities for interest, additions to tax and penalties thereon and related expenses, with respect to which any notice of deficiency or similar document has been received by Pubco (other than Liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by Pubco and with respect to which adequate reserves for payment have been established). There are no liens for Taxes upon any of the assets of Pubco except liens for current Taxes not yet due and payable.
4.13 Employee and Labor Matters.
          (a) Schedule 4.13(a) of the Pubco Disclosure Schedule contains a list of all of the employees of Pubco as of the date of this Agreement and correctly reflects, in all material respects, the nature and amount of all compensation payable to them, their dates of employment and their positions. All of the employees listed on Schedule 4.13(a) of the Pubco Disclosure Schedule are “at will” employees. Pubco has at all times complied with all material Legal Requirements related to the employment of its employees.
          (b) Except as set forth on Schedule 4.13(b) of the Pubco Disclosure Schedule, there are no Plans contributed to, maintained or sponsored by Pubco, to which Pubco is obligated to contribute or with respect to which Pubco has any liability or potential liability, whether direct or indirect.
          (c) Except as set forth on Schedule 4.13(c) of the Pubco Disclosure Schedule, none of the employees of Pubco is obligated under any Contract, or subject to any Order, that would conflict with his or her obligation to use his or her best efforts to promote the interests of Pubco and the Company after the Closing Date, or that conflicts with the business of Pubco as presently conducted. During the past ten (10) years, to the Knowledge of Pubco, none of the

15

employees of Pubco has been (i) charged with, indicted for or convicted of any misdemeanor related to moral turpitude or any felony; (ii) a party to a proceeding with respect to any misdemeanor related to moral turpitude or any felony; or (iii) the subject of a bankruptcy proceeding or has been the officer or director of a company that has been the subject of a bankruptcy proceeding. Pubco is not aware that any of its employees has plans to terminate his or her employment with Pubco, as a result of the Contribution or otherwise.
     4.14 Authority; Binding Nature of Agreement. Pubco has all necessary corporate power and authority to enter into and to perform its obligations under the Transaction Documents, and the execution, delivery and performance by Pubco of the Transaction Documents have been duly authorized by all necessary action on the part of Pubco and its board of directors and stockholders. Each of the Transaction Documents to which Pubco is a party constitutes the legal, valid and binding obligation of Pubco, enforceable against Pubco in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
     4.15 Non-Contravention. Neither the execution, delivery or performance of the Transaction Documents, nor the consummation of any of the transactions contemplated thereby, will directly or indirectly (with or without notice or lapse of time): (i) result in a violation of any of the provisions of the Pubco Documents; (ii) to Pubco’s knowledge, result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by the Transaction Documents or to exercise any remedy or obtain any relief under any, Legal Requirement or any Order to which Pubco, or any of the assets owned, used or controlled by Pubco, is subject; or (iii) result in a violation or breach of, or result in a default under, with or without notice or lapse of time, any provision of any Pubco Contract.
     4.16 Environmental Protection. No Hazardous Materials are or, to the Knowledge of Pubco, have been located in, on or about the Pubco Leased Real Property. To the Knowledge of Pubco, the Pubco Leased Real Property has not been used for the storage, manufacture or disposal of Hazardous Materials, and Pubco has not used, or provided permission to others to use, the Pubco Leased Real Property for the storage, manufacture or disposal of Hazardous Materials. Specifically, but without limitation, to the Knowledge of Pubco, there are and have been no storage tanks located on the Pubco Leased Real Property. To the Knowledge of Pubco, no Hazardous Materials have been transported off site from the Pubco Leased Real Property.
     4.17 Insurance. Schedule 4.17 to the Pubco Disclosure Schedule contains a brief description of all insurance policies maintained by Pubco with respect to its business, its assets and the Pubco Leased Real Property. Such policies are valid, binding and enforceable in accordance with their terms, are in full force and effect, and all premiums due thereon have been paid.
     4.18 Related Party Transactions. The Pubco Contracts do not include any agreement with or any other commitment to (a) any officer or director of Pubco; (b) any individual related by blood or marriage to any such officer or director; or (c) any Entity in which Pubco or any such officer, director or related person has an equity or participating interest.

16

4.19 FDA Matters.
          (a) Pubco has been and is in compliance in all material respects with all applicable Legal Requirements, including the FFDCA, in its development efforts related to any product of Pubco (a “Pubco Product”) and in conducting any related clinical trials. Pubco has neither (i) made to the FDA any untrue statement of a material fact regarding any Pubco Product (whether in any submission or otherwise) nor (ii) failed to disclose to the FDA any material fact required to be disclosed to it by the FDA regarding such Pubco Product.
          (b) Neither Pubco nor any of its officers, directors, agents, Affiliates or employees (a) was or is presently debarred pursuant to the GDEA, (b) has been debarred or excluded from participation in the Medicare program, any state Medicaid program or any other federal health care program, (c) has been charged with, indicted for, or convicted of a criminal offense that would lead to debarment or exclusion under the GDEA, or from participation in the Medicare program, any state Medicaid program or any other federal health care program, or (d) has been or is under investigation by any Governmental Body for debarment or exclusion action.
     4.20 Disclosure. Pubco has not made any representation, warranty or statement in this Agreement, or in any of the schedules or exhibits attached to this Agreement, that contains any untrue statement of a material fact or, to the reasonable knowledge of Pubco or Randy Milby omitted to state any material fact necessary in order to make the statements made herein and therein, in the light of the circumstances under which they were made, not misleading.
5. Additional Covenants of the Parties.
     5.1 Indemnification of Officers and Directors. All rights to indemnification and advancement of expenses existing in favor of those Persons who are or were directors, officers, agents or employees of the Company (the “Indemnified Persons”) for acts and omissions occurring prior to the Effective Time, as provided in the Company’s articles of incorporation or bylaws (in each case as in effect as of the date of this Agreement), shall survive the Contribution and shall be fully complied with by Pubco and the Company, to the fullest extent permitted by the laws of the State of Delaware or the laws of the State of North Carolina, as applicable.
     5.2 Termination of Certain Agreements. Each of the following agreements shall have been terminated, effective as of the Closing, in accordance with their respective terms, and the parties to each of the following agreements shall have waived all of their respective rights thereunder, effective as of, and contingent upon, the Closing: (i) Loan Agreement, dated as of February 14, 2006 and as amended on July 5, 2006, by and between the Company and PharmaBio Development, Inc., (ii) Security Agreement, dated as of February 14, 2006, by and between the Company and PharmaBio Development, Inc., (iii) Promissory Note, dated February 14, 2006, with an aggregate principal face amount of $5,000,000 by PharmaBio Development, Inc., as maker, and the Company, as borrower, (iv) Investor Rights Agreement, dated as of February 14, 2006, by and among the Company, the shareholders of the Company as of such date, and PharmaBio Development Inc. (d/b/a NovaQuest), a North Carolina corporation, (v) Investors’ Rights Agreement, dated as of July 5, 2006, by and among the Company and the stockholders of the Company signatory thereto, (vi) Voting Agreement, dated as of July 5, 2006, by and among the Company and the stockholders of the Company signatory thereto, and (v) an

17

acknowledgement of payment and agreement of termination relating to the two outstanding promissory notes payable by Pubco to Randy Milby in the aggregate principal amount of $17,500.
     5.3 Sirion/Sytera Merger Agreement. From and after the Effective Time, Pubco shall accept and assume all of the rights and obligations of the Company pursuant to the Sirion/Sytera Merger Agreement, including all obligations to pay to the holders of Sytera Securities (as defined in the Sirion/Sytera Merger Agreement) if and when due all of the Aggregate Additional Payments (as defined in the Sirion/Sytera Merger Agreement). For the avoidance of doubt, the parties expressly acknowledge and agree that all payments of portions the Aggregate Additional Payments required pursuant to the terms of the Sirion/Sytera Merger Agreement to be paid in the form of Company Common Stock shall, from and after the Effective Time, be paid in the form of Pubco Common Stock.
     5.4 Officers and Directors of Pubco. Pubco agrees that it shall take all actions necessary to ensure that, effective as of the Effective Time, the officers and directors of Pubco shall be as set forth on Exhibit B.
6. Company/Contributors Closing Deliverables. In addition to any other deliverables expressly contemplated by the Transaction Documents:
     6.1 Consents. At the Closing, the Company shall deliver to Pubco copies of all Consents required to be obtained by the Company in connection with the transactions contemplated by the Transaction Documents (including the Consents, if any, identified in Schedule 2.7 of the Company Disclosure Schedule).
     6.2 Agreements and Documents. At the Closing, the Company shall deliver to Pubco copies of the following agreements and documents, each of which shall be executed and delivered by the other relevant parties thereto, and each of which at the Closing shall be in full force and effect (except as specifically indicated below):
          (a) an investors’ rights agreement, in the form attached hereto as Exhibit C (the “Investors’ Rights Agreement”), executed by each of Avalon Ventures VI GP Fund, LLC, Avalon Ventures VI, L.P., Avalon Ventures VII, L.P., Widder Family Limited Partnership, The Lichter Family Trust, Dr. Nathan L. Mata, Gabriel Travis, M.D., PharmaBio Development Inc. (d/b/a NovaQuest), Barry Butler, Roger Vogel, Susan Benton and Phillipe Boulangeat, which shall become effective when executed and delivered by the Purchasers in connection with the consummation of the Stock Purchase;
          (b) a legal opinion, covering the matters listed in the document attached hereto as Exhibit D, addressed to Pubco from Hill, Ward & Henderson, P.A.; and
          (c) a certificate, executed by the Secretary of the Company and dated the Closing Date, as to the certificate of incorporation, certificate of designations and bylaws of the Company, and the certificate of formation and limited liability company operating agreement of RxDR, each as in effect at the Closing, and attaching each thereto.

18

7. Pubco Closing Deliverables. In addition to any other deliverables expressly contemplated by the Transaction Documents:
     7.1 Consents. At the Closing, Pubco shall deliver to the Contributors copies of all Consents required to be obtained by Pubco in connection with the transactions contemplated by the Transaction Documents (including the Consents, if any, identified in Schedule 4.7 of the Pubco Disclosure Schedule).
     7.2 Agreement and Documents. At the Closing, Pubco shall deliver to the Contributors copies of the following agreements and documents, each of which shall be executed and delivered by the other relevant parties thereto, and each of which at the Closing shall be in full force and effect (except as specifically indicated below):
          (a) the Investors’ Rights Agreement executed by Pubco and Randy Milby, which shall become effective when executed and delivered by the Purchasers in connection with the consummation of the Stock Purchase;
          (b) a legal opinion, covering the matters listed in the document attached hereto as Exhibit E, addressed to the Contributors from Feldman, Weinstein & Smith LLP; and
          (c) a certificate, executed by the Secretary of Pubco and dated the Closing Date, as to the certificate of incorporation, certificate of designations and bylaws of Pubco, each as in effect at the Closing, and attaching each thereto.
8. Miscellaneous.
     8.1 Survival of Representations, Warranties and Covenants. The representations and warranties made by the Company in Section 2 and by Pubco in Section 4 shall survive for a period of six (6) months following the Effective Time, at which point such representations and warranties shall terminate and expire, and any liability of the parties with respect to such representations and warranties shall thereupon cease. The representations and warranties made by the Contributors in Section 3 shall terminate and expire as of the Effective Time, and any liability of the Contributors with respect to such representations and warranties shall thereupon cease. All of the covenants, agreements and obligations of the parties contained in this Agreement shall survive: (i) until fully performed or fulfilled, unless noncompliance with such covenants, agreements or obligations is waived in writing by the party or parties entitled to such performance; or (ii) if not fully performed or fulfilled, until the expiration of the relevant statute of limitations with respect thereto.
     8.2 Fees and Expenses. Each party to this Agreement shall bear and pay all fees, costs and expenses (including all legal fees and accounting fees) that have been incurred or that are incurred by such party in connection with the transactions contemplated by the Transaction Documents. Notwithstanding the provisions of this Section 8.2, the parties agree that the legal fees and expenses incurred by Pubco in connection with the transactions contemplated by this Agreement shall be paid from the funds received by Pubco in connection with the Stock Purchase.

19

     8.3 Attorneys’ Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements in addition to any other relief to which the prevailing party may be entitled.
     8.4 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next Business Day; (iii) three (3) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) Business Day after deposit with a nationally recognized overnight courier, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 8.4):
If to Pubco:
Tenby Pharma Inc.
270 Presidential Drive
Wilmington, DE 19807
Attention: Randy Milby
Fax: (302) 338-8067
E-mail: m5@milb95.org
with a copy (which shall not constitute notice) to:
Feldman Weinstein & Smith LLP
420 Lexington Avenue
New York, NY 10170
Attention: David Feldman, Esq.
Fax: (212) 997-4242
E-mail: dfeldman@feldmanweinstein.com
If to the Company or any Contributor:
Sirion Therapeutics, Inc.
3110 Cherry Palm Drive, Suite 340
Tampa, FL 33619
Attention: Barry Butler
Fax: (813) 496-7328
E-mail: bbutler@siriontherapeutics.com
with a copy (which shall not constitute notice) to:
Hill, Ward & Henderson, P.A.
101 East Kennedy Boulevard, Suite 3700
Tampa, FL 33602

20

Attention: Reid Haney, Esq.
Fax: (813) 221-2900
E-mail: rhaney@hwhlaw.com
and
Paul, Hastings, Janofsky & Walker LLP
3579 Valley Centre Drive
San Diego, CA 92130
Attention: Carl Sanchez, Esq.
Fax: (858) 720-2555
E-mail: carlsanchez@paulhastings.com
     8.5 Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
     8.6 Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware without giving effect to its principles of conflicts of laws.
     8.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns, if any. Neither party shall assign or delegate, by operation of law or otherwise, its rights or obligations under this Agreement to any Person with the prior written consent of the other party.
     8.8 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative and not alternative. The parties agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled, in addition to any other remedy that may be available to it, to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach. The parties further agree that no Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and the parties irrevocably waive any right they may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
     8.9 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

21

     8.10 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.
     8.11 Severability. If one or more provisions of this Agreement are held by a court of competent jurisdiction to be unenforceable under applicable Legal Requirements, the parties agree to promptly renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement in writing for such provision, then: (i) such provision shall be excluded from this Agreement; (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded; and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.
     8.12 Parties in Interest. None of the provisions of this Agreement are intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns.
     8.13 Construction.
          (a) For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include the masculine and feminine genders.
          (b) Each of the parties hereto has been represented by legal counsel except to the extent that such party has declined legal counsel. Accordingly, the parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
          (c) As used in this Agreement, the words “include” and “including”, and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”.
          (d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.
     8.14 Entire Agreement. This Agreement, together with the schedules and exhibits hereto and thereto, sets forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersedes all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof.
     8.15 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement or amendments thereto and of signature pages by facsimile transmission or by email transmission in portable digital format, or similar format, shall constitute effective execution and delivery of such instrument(s) as to the parties and may be used in lieu of the original Agreement or amendment for all purposes.

22

Signatures of the parties transmitted by facsimile or by email transmission in portable digital format, or similar format, shall be deemed to be their original signatures for all purposes.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

23

     In Witness Whereof, the parties have duly executed this Contribution Agreement as of the first date written above.

Tenby Pharma Inc.
By:	/s/ Randy Milby
Randy Milby
President

Sirion Therapeutics, Inc.
By:	/s/ Barry Butler
Barry Butler
President

[COUNTERPART SIGNATURE PAGES FOR CONTRIBUTORS TO FOLLOW]

[COUNTERPART SIGNATURE PAGE TO CONTRIBUTION AGREEMENT]

Avalon Ventures VI, L.P.

By:	Avalon Ventures GP, LLC its General Partner

By:	/s/ Kevin J. Kinsella

Managing Member

Avalon Ventures VI GP Fund, LLC

By:	Avalon Ventures GP, LLC its General Partner

By:	/s/ Kevin J. Kinsella

Managing Member

Avalon Ventures VII, L.P.

By:	Avalon Ventures VII GP, LLC its General Partner

By:	/s/ Kevin J. Kinsella

Managing Member

[COUNTERPART SIGNATURE PAGE TO CONTRIBUTION AGREEMENT]

Widder Family Limited Partnership		The Lichter Family Trust

By:	/s/ Kenneth J. Widder	By:	/s/ Jay Lichter

	Kenneth J. Widder, M.D.		Jay Lichter, Ph.D.
	Partner		Trustee
	/s/ Nathan L. Mata		/s/ Gabriel Travis

	Dr. Nathan L. Mata		Gabriel Travis, M.D.

The Stryer Revocable Trust

By:	/s/ Lubert Stryer		/s/ John Saari

	Lubert Stryer		John Saari
Trustee
	/s/ John Crabb		/s/ Dean Bok

	John Crabb		Dean Bok
	/s/ Thaddeus Dryja		/s/ Charles Zuker

	Thaddeus Dryja		Charles Zuker

[COUNTERPART SIGNATURE PAGE TO CONTRIBUTION AGREEMENT]

/s/ Dee Conger	/s/ Rich Heyman
Dee Conger	Rich Heyman

/s/ Ron Evans	/s/ David Lockhart

Ron Evans	David Lockhart

/s/ Steve Nusinowitz	/s/ Yun Han

Steve Nusinowitz	Yun Han

/s/ Tam Bui	/s/ Fran Senchak

Tam Bui	Fran Senchak

[COUNTERPART SIGNATURE PAGE TO CONTRIBUTION AGREEMENT]

/s/ Barry Butler	/s/ Roger Vogel
Barry Butler	Roger Vogel

/s/ Susan Benton	/s/ Philippe Boulangeat

Susan Benton	Philippe Boulangeat

[COUNTERPART SIGNATURE PAGE TO CONTRIBUTION AGREEMENT]

PharmaBio Development Inc. (d/b/a NovaQuest)
By:	/s/ Kerry E. Zook
Kerry E. Zook
Vice President

Schedule A
LIST OF CONTRIBUTORS

Avalon Ventures VI, L.P.
Avalon Ventures VI GP, LLC
Avalon Ventures VII, L.P.
Widder Family Limited Partnership
The Lichter Family Trust
Dr. Nathan L. Mata
The Stryer Revocable Trust
Gabriel Travis, M.D.
John Saari
John Crabb
Dean Bok
Thaddeus Dryja
Charles Zuker
Dee Conger
Rich Heyman
Ron Evans
David Lockhart
Steve Nusinowitz
Yun Han
Tam Bui
Fran Senchak
Susan Benton
Philippe Boulangeat
Barry Butler
Roger Vogel
PharmaBio Development Inc. (d/b/a NovaQuest)

Exhibit A
CERTAIN DEFINITIONS
     For purposes of this Agreement, the following terms shall have the following respective meanings:
     “Affiliate” shall mean, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by or under common control with such Person. For purposes of this definition a Person is deemed to “control” an Entity if such Person, directly or indirectly, (i) has the power to direct the management or policies of such Entity; or (ii) owns, beneficially or of record (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body or (b) at least fifty percent (50%) of the outstanding equity or financial interests of such Entity.
     “Applicable Per Share Contribution Consideration” shall mean the Series A Per Share Contribution Consideration, the Series A-1 Per Share Contribution Consideration or the Common Stock Per Share Contribution Consideration, as applicable.
     “Business Day” shall mean any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which either the SEC or banking institutions in the State of New York are authorized or required by law or other governmental action to close.
     “Company Common Stock” shall mean the common stock, par value $0.001 per share, of the Company.
     “Company Contract” shall mean any Contract, including any amendment or supplement thereto: (i) to which the Company or RxDR is a party; (ii) by which the Company, RxDR or any of their respective assets are or may become bound or under which the Company or RxDR has, or may become subject to, any obligation; or (iii) under which the Company or RxDR has or may acquire any right or interest.
     “Company Disclosure Schedule” shall mean the schedule, dated as of the date of this Agreement, delivered to Pubco on behalf of the Company on the date of this Agreement.
     “Company IP” shall mean all Intellectual Property Rights and Intellectual Property owned by or exclusively licensed to the Company or RxDR in any country or other geographic territory.
     “Company Securities” shall mean and include all outstanding shares of Company Common Stock, Company Series A Preferred Stock and Company Series A-1 Preferred Stock, in each case as of immediately prior to the Effective Time.
     “Company Series A Preferred Stock” shall mean the Series A Preferred Stock, par value $0.001 per share, of the Company.

     “Company Series A-1 Preferred Stock” shall mean the Series A-1 Preferred Stock, par value $0.001 per share, of the Company.
     “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization) of any third party (including any Governmental Body).
     “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, whether express or implied.
     “Contributed Interest” shall mean any Company Security that is contributed to Pubco in accordance with Section 1.1.
     “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature affecting property, real or personal, tangible or intangible, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute of any jurisdiction).
     “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, limited liability company, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
     “FDA” shall mean the United States Food and Drug Administration, or any successor Governmental Body in the United States.
     “FTE” shall mean the equivalent of a full-time twelve (12) months’ (including normal vacations, sick days and holidays) work of an employee of or a consultant to a party; provided, however, that each party understands and agrees that the other party retains complete discretion to change the identity of any such employee or consultant.
     “GAAP” shall mean generally accepted accounting principles in effect in the United States of America applied on a consistent basis throughout the periods covered.
     “Governmental Authorization” shall mean any: (i) approval, permit, license, certificate, franchise, permission, clearance, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (ii) right under any Contract with any Governmental Body.

     “Governmental Body” shall mean any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign, supranational or other government (including the European Union); or (iii) governmental, self-regulatory or quasi-governmental authority of any nature, including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal.
     “Initial Sytera FTEs” shall mean six (6) FTEs (initially Kenneth Widder, Jay Lichter, Nathan Mata, Yun Han, Tam Bui and Fran Senchak).
     “Intellectual Property” shall mean and include all apparatus, biological materials, clinical data, chemical compositions or structures, databases and data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, processes, proprietary information, protocols, schematics, specifications, software, techniques, URLs, websites, works of authorship, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as instruction manuals, laboratory notebooks, prototypes, samples, studies, and summaries).
     “Intellectual Property Rights” shall mean and include all past, present, and future rights of the following types, which may exist or be created under the Legal Requirements of any jurisdiction in the world: (i) rights associated with works of authorship, including exclusive exploitation rights, copyrights and moral rights; (ii) trademark and trade name rights and similar rights; (iii) trade secret rights; (iv) patents and industrial property rights; (v) other proprietary rights in Intellectual Property of every kind and nature; and (vi) all registrations, renewals, extensions, combinations, divisions, or reissues of, and applications for, any of the rights referred to in the foregoing clauses “(i)” through “(vi)” of this definition.
     “Knowledge” shall mean: (i) with respect to the Company, the actual knowledge of Kenneth Widder, Jay Lichter, Nathan Mata, Barry Butler or Roger Vogel; and (ii) with respect to Pubco, the actual knowledge of Randy Milby.
     “Legal Proceeding” shall mean any ongoing or threatened action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
     “Legal Requirement” shall mean any federal, state, local, municipal, foreign, international, multinational or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.
     “Liabilities” shall mean any debt, obligation, duty or liability of any nature (including unknown, undisclosed, unmatured, unaccrued, contingent, or indirect) regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.
     “Order” shall mean any writ, decree, permanent injunction, order or similar action used in a Legal Proceeding.
     “Person” shall mean any natural person, Entity or Governmental Body.
     “Product” shall mean any preparation which contains Syt101 as an active ingredient for sale by prescription, over-the-counter or any other method.
     “Pubco Common Stock” shall mean the common stock, par value $0.0001 per share, of Pubco.
     “Pubco Contract” shall mean any Contract, including any amendment or supplement thereto: (i) to which Pubco is a party; (ii) by which Pubco or any of its assets is or may become bound or under which Pubco has, or may become subject to, any obligation; or (iii) under which Pubco has or may acquire any right or interest.
     “Pubco Disclosure Schedule” shall mean the schedule, dated as of the date of this Agreement, delivered to the Company on behalf of Pubco on the date of this Agreement.
     “Pubco IP” shall mean all Intellectual Property Rights and Intellectual Property owned by or exclusively licensed to Pubco in any country or other geographic territory.
     “Pubco Preferred Stock” shall mean the preferred stock, par value $0.0001 per share, of Pubco.
     “Pubco Series A Preferred Stock” shall mean the Series A Preferred Stock, par value $0.0001 per share, of Pubco.
     “Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing.
     “Representatives” shall mean officers, directors, employees, consultants, agents, attorneys, accountants, advisors and representatives.
     “RxDR” shall mean RX Development Resources, LLC, a Florida limited liability company.
     “SEC” shall mean the United States Securities and Exchange Commission.
     “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     “Sirion/Sytera Merger Agreement” shall mean that certain Agreement and Plan of Merger and Reorganization, dated as of July 5, 2006, by and among the Company, Sytera, Inc., a Delaware corporation, Kenneth J. Widder, M.D., as the representative of the holders of Sytera capital stock, and Barry Butler, as the representative of the holders of Sirion securities, pursuant to which Sytera, Inc. was merged with and into the Company, with the Company continuing as the surviving corporation.
     Any Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly: (i) has the power to direct the management or policies of such Entity; or (ii) owns, beneficially or of record (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body or (b) at least fifty percent (50%) of the outstanding equity or financial interests of such Entity.
     “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.
     “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.
     “Third Party” shall mean any Person other than Pubco, the Company, the Contributors or any of their respective Affiliates.
     “Transaction Documents” shall mean, collectively, this Agreement and the Investors’ Rights Agreement.

EXHIBIT C

Investors’ Rights Agreement

Exhibit 2
INVESTORS’ RIGHTS AGREEMENT
     This Investors’ Rights Agreement (this “Agreement”) is made and entered into as of September 13, 2006, among Tenby Pharma Inc., a Delaware corporation (the “Company”), and the investors signatory hereto (each such investor is a “Investor” and all such investors are, collectively, the “Investors”).
     WHEREAS, immediately prior to the execution of this Agreement, the Company, Sirion Therapeutics, Inc., a North Carolina corporation (“Sirion”) and each of the shareholders of Sirion (the “Sirion Shareholders”) entered into that certain Contribution Agreement, pursuant to which each of the Sirion Shareholders contributed all of its shares of capital stock of Sirion in exchange for shares of capital stock of the Company (the “Contribution”);
     WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company and certain of the Investors (the “North Sound Investors”) are entering into that certain Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the North Sound Investors are purchasing from the Company an aggregate of 3,125,000 shares of Series A Preferred Stock for an aggregate purchase price of $25,000,000 (the “Financing”); and
     WHEREAS, the Company and the Investors have agreed to enter into this Agreement in connection with the Contribution and as a condition to the closing of the Financing.
     NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Investors agree as follows:
          1. Definitions. In addition to the terms defined elsewhere in this Agreement, (a) capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement, and (b) the following terms have the meanings indicated:
     “Effective Date” means the date that a Registration Statement is declared effective by the Commission.
     “Effectiveness Period” means the period commencing on the Effective Date of a Registration Statement and ending on (i) with respect to the initial Registration Statement required to be filed pursuant to Section 2, the first to occur of (a) the fifth anniversary of the Effective Date and (b) the date when all Registrable Securities covered by such Registration Statement cease to be Registrable Securities, and, (ii) with respect to any additional Registration Statements that may be required pursuant to Section 3, until the first to occur of (a) the later of (x) the fifth anniversary of the Effective Date of the initial Registration Statement filed pursuant to Section 2, and (y) the first anniversary of the Effective Date of such Registration Statement, and (b) the date when all Registrable Securities covered by such Registration Statement cease to be Registrable Securities.
     “Filing Date” means, with respect to the initial Registration Statement required to be filed pursuant to Section 2, the 60th day following the Closing Date, and, with respect to any additional Registration Statements that may be required pursuant to Section 3, the

30th day following the date on which the Company receives a valid request for registration pursuant to Section 3.
     “Holder” means any holder, from time to time, of Registrable Securities.
     “Investor Counsel” means Proskauer Rose LLP, counsel to the Investors for purposes of this Agreement; provided, however, that if none of the North Sound Investors are listed as a “Selling Stockholder” in a Registration Statement, the Holders of a majority of the Registrable Securities to be sold pursuant to such Registration Statement shall be entitled to select alternative counsel to act as “Investor Counsel” with respect to such Registration Statement.
     “Investor Request” means a request from Investors that in the aggregate possess a majority of the Registrable Securities outstanding or deemed to be outstanding as of the date of such request.
     “Nominal Value” means $8.00 per share, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like occurring with respect to the Common Stock following the date of this Agreement.
     “Outside Investor” means each of the North Sound Investors, Avalon Ventures VI GP Fund, LLC, Avalon Ventures VI, L.P., Avalon Ventures VII, L.P. and PharmaBio Development Inc.
     “Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.
     “Registrable Securities” means (i) any Common Stock, including Underlying Shares and any other shares of Common Stock issued or issuable upon conversion of any shares of Series A Preferred Stock (without giving effect to any limitations on conversion contained in the Certificate of Designations); and (ii) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing. As to any particular Registrable Securities, such securities will cease to be Registrable Securities when such securities have been sold by a Person: (i) in a transaction in which such Person’s rights under this Agreement are not assigned in accordance with the provisions of this Agreement; (ii) pursuant to an effective registration statement under the Securities Act; or (iii) pursuant to Rule 144 (or any similar provision then in force) under the Securities Act.
     “Registration Statement” means any registration statement to be filed under the Securities Act, which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included therein, all amendments and supplements to such Registration Statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference in such Registration Statement.
     “Required Effectiveness Date” means, with respect to the initial Registration Statement required to be filed pursuant to Section 2, the 150th day following the Closing Date, and, with respect to any additional Registration Statements that may be required pursuant to Section 3, the 60th day following the date on which the Company receives a valid request for registration pursuant to Section 3; provided, that such 150 day or 60 day period, as applicable, shall be extended for so long as the Company shall continue to comply with each of the applicable requirements of Section 5 below and use its best efforts to cause such Registration Statement to be declared effective by the Commission as promptly as practicable, up to a maximum of an additional 90 days.
     “Rule 415,” “Rule 416,” “Rule 424” and “Rule 461” means Rule 415, Rule 416, Rule 424 and Rule 461, respectively, promulgated by the Commission pursuant to the Securities Act, as such Rule(s) may be amended from time to time, or any similar rule(s) or regulation(s) hereafter adopted by the Commission having substantially the same effect as such Rule(s).
     “Qualified Public Offering” means a bona fide firm commitment underwritten public offering pursuant to a registration statement under the Securities Act which results in aggregate gross proceeds to the Company of not less than $35,000,000.
          2. Mandatory Registration.
          (a) As soon as possible following the Closing Date (but not later than the Filing Date), the Company shall prepare and file with the Commission a “Shelf” Registration Statement covering the resale of fifty percent (50%) of all Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. Such Registration Statement shall be on Form SB-2 (except if the Company is not then eligible to register for resale the Registrable Securities on Form SB-2, in which case such registration shall be on another appropriate form in accordance herewith to which the Holders consent, which consent may not be unreasonably withheld), and shall contain (except if otherwise directed by the Holders) the “Plan of Distribution” attached hereto as Annex A. The Company shall use its best efforts to cause such Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, and in any event prior to the Required Effectiveness Date (including filing with the Commission a request for acceleration of effectiveness in accordance with Rule 461 within three (3) days of the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that a Registration Statement will not be “reviewed,” or will not be subject to further review) and shall use its best efforts to keep such Registration Statement continuously effective during the Effectiveness Period. The Company shall notify each Holder in writing promptly (and in any event within one business day) after receiving notification from the Commission that a Registration Statement has been declared effective. For purposes of the obligations of the Company under this Agreement, no Registration Statement shall be considered “effective” with respect to any Registrable Securities unless such Registration Statement lists the Holders of such Registrable Securities as “Selling Stockholders” and includes such other information as is required to be disclosed with respect to such Holders to permit them to sell their Registrable Securities pursuant to such Registration Statement. Such Registration Statement also shall cover, to the extent allowable under the Securities Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities.
          (b) Upon the occurrence of any Event (as defined below) and on every monthly anniversary thereof until the earlier of the date the applicable Event is cured or the first anniversary of the occurrence of the Event, as partial relief for the damages suffered therefrom by the Holders (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each Holder an amount in cash, as liquidated damages and not as a penalty, equal to 2.0% of the Nominal Value of the Registrable Securities held by such Holder. The liquidated damages payable pursuant to the terms hereof (i) shall not apply to the extent, but only to the extent, that the shares of Common Stock required to be included in the applicable Registration Statement are not otherwise available to be sold as a result of the restrictions contained in Section 8 hereof, and (ii) shall apply on a pro-rata basis for any portion of a month prior to the cure of an Event. For such purposes, each of the following shall constitute an “Event”: (w) a Registration Statement is not filed on or prior to the applicable Filing Date or is not declared effective on or prior to the applicable Required Effectiveness Date; (x) after the Effective Date for a Registration Statement, if the Company is not eligible to use Form S-3 under the Securities Act (or similar or successor form) at such time, a Holder is not permitted to sell Registrable Securities under such Registration Statement (or a subsequent Registration Statement filed in replacement thereof) for any reason for five (5) or more consecutive Trading Days or an aggregate of twenty (20) or more Trading Days in any 12- month period; (y) after the Effective Date for a Registration Statement, if the Company is eligible to use Form S-3 under the Securities Act (or similar or successor form) at such time, a Holder is not permitted to sell Registrable Securities under such Registration Statement (or a subsequent Registration Statement filed in replacement thereof) for any reason for five or more Trading Days (whether or not consecutive); or (z) at any time after the Common Stock is first listed or quoted on an Eligible Market, the Common Stock is not listed or quoted, or is suspended from trading, on an Eligible Market for a period of five Trading Days (which need not be consecutive Trading Days).
          (c) At the election of any Holder, any amount required to be paid by the Company to such Holder pursuant to Section 2(b) may instead be added to the Stated Value of the outstanding Preferred Stock then owned by such Holder. A Holder may make such election by delivering written notice to the Company at any time before such cash payment is received by such Holder.
          3. Demand Registration.
          (a) If at any time after the earliest of (i) the first anniversary of the Closing Date, (ii) the closing of a Qualified Public Offering, or (iii) the average daily trading volume of the shares of Common Stock exceeds 10,000 shares (as adjusted for stock splits, stock combinations or similar events) for ten consecutive Trading Days, the Company shall receive a written Investor Request that the Company file a registration statement under the Securities Act, then the

Company shall, within ten (10) days of the receipt thereof, give written notice of such request to all Holders and, subject to the limitations of Section 3(b) below, shall file (as expeditiously as practicable, and in any event prior to the applicable Filing Date) and use its best efforts to cause to become effective no later than the applicable Required Effectiveness Date, a Registration Statement under the Securities Act with respect to all Registrable Securities which the Holders request to be registered within twenty (20) days of the mailing of such notice by the Company in accordance with Section 13(g) below.
          (b) If the Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 3 and the Company shall include such information in the written notice referred to in Section 3(a). In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. A majority in interest of the Holders of Registrable Securities participating in the underwriting, in consultation with the Company, shall select the managing underwriter or underwriters in such underwriting, which underwriter shall be reasonably acceptable to the Company. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 5(m)) enter into an underwriting agreement in customary form with the underwriter or underwriters so selected for such underwriting by a majority in interest of such Holders; provided, however, that no Holder (or any of their assignees) shall be required to make any representations, warranties or indemnities except as they relate to such Holder’s ownership of shares and authority to enter into the underwriting agreement and to such Holder’s intended method of distribution, and the liability of such Holder shall be limited to an amount equal to the net proceeds from the offering received by such Holder. Notwithstanding any other provision of this Section 3, if the underwriter advises a Holder that marketing factors require a limitation of the number of shares to be underwritten, then the Holder shall so advise the Company and the Company shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated as follows: (i) first, among holders of Registrable Securities that have elected to participate in such underwritten offering, in proportion (as nearly as practicable) to the aggregate amount of Registrable Securities held by all such holders, until such holders have included in the underwriting all shares requested by such holders to be included, and (ii) thereafter, among all other holders of Common Stock, if any, that have the right and have elected to participate in such underwritten offering, in proportion (as nearly as practicable) to the amount of shares of Common Stock owned by such holders. Without the consent of a majority in interest of the Holders of Registrable Securities participating in a registration referred to in Section 3(a), no securities other than Registrable Securities shall be covered by such registration if the inclusion of such other securities would result in a reduction of the number of Registrable Securities covered by such registration or included in any underwriting or if, in the opinion of the managing underwriter, the inclusion of such other securities would adversely impact the marketing of such offering.
          (c) The Company shall be obligated to effect only two (2) registrations (and, in each case, only if such registration would include Registrable Securities with an aggregate value of at least five million dollars ($5,000,000), calculated using the stated offering price disclosed on the cover of the final prospectus covering such Registrable Securities) pursuant to an Investor Request under this Section 3 (an offering which is not consummated shall not be counted for this purpose unless such offering is withdrawn at the request of a majority in interest of the Holders participating in such Investor Request).
          (d) Notwithstanding the foregoing, if the Company shall furnish to the Holders requesting a Registration Statement pursuant to this Section 3, a certificate signed by the chief executive officer or chief financial officer of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration statement to be filed by reason of a material pending transaction and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the Investor Request; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period. Likewise, the Company shall not be obligated to effect any registration pursuant to this Section 3 within one hundred eighty (180) days after the Effective Date of a previous Registration Statement filed pursuant to this Section 3.
          4. Piggy-Back Registrations.
          (a) If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Investors) any of its stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash (other than a registration on Form S-8 (or similar or successor form) relating solely to the sale of securities to participants in a Company stock plan or to other compensatory arrangements to the extent includable on Form S-8 (or similar or successor form), or a registration on Form S-4 (or similar or successor form)), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within twenty (20) days after mailing of such notice by the Company in accordance with Section 13(g), the Company shall use its best efforts to cause to be registered under the Securities Act all of the Registrable Securities that each such Holder has requested to be registered. The Company shall have no obligation under this Section 4 to make any offering of its securities, or to complete an offering of its securities that it proposes to make.
          (b) If the Company intends to distribute the stock or other securities referenced in Section 4(a) by means of an underwriting with an underwriter selected in the Company’s sole discretion, it shall so advise the Holders as a part of the written notice referred to in Section 4(a). In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 5(m)) enter into an underwriting agreement in customary form with the underwriter or underwriters so selected for such underwriting.
          (c) If any registration undertaken pursuant to this Section 4 is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the

Company that marketing factors require a limitation of the number of shares to be underwritten, then the Company shall include in such registration: (i) first, the securities the Company proposes to sell; and (ii) second, the Registrable Securities requested to be included in such registration, pro rata among the Holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such Holder.
          (d) If, at any time after giving notice of its intention to register any of its securities as set forth in Section 4(a) and before the Effective Date of the Registration Statement filed in connection with such registration, the Company shall determine, for any reason, not to register such securities, the Company may, in its sole discretion, give written notice of such determination to each Holder that requested to have its Registrable Securities included in such registration and thereupon shall be relieved of its obligation pursuant to Section 4 to register any Registrable Securities in connection with such registration.
          5. Registration Procedures. In connection with the Company’s registration obligations hereunder, the Company shall:
          (a) Not less than three Trading Days prior to the filing of each Registration Statement or any related Prospectus or any amendment or supplement thereto (including any document that would be incorporated or deemed to be incorporated therein by reference), the Company shall (i) furnish to the Holders and Investor Counsel copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the review of such Holders and Investor Counsel, and (ii) cause its officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file such a Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holders of a majority of the Registrable Securities and Investor Counsel shall reasonably object.
          (b) (i) Prepare and file with the Commission such amendments, including post-effective amendments, to each Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; and (iii) respond as promptly as reasonably possible, and in any event within ten (10) Trading Days, to any comments received from the Commission with respect to any Registration Statement or any amendment thereto and as promptly as reasonably possible provide the Holders and Investor Counsel true and complete copies of all correspondence from and to the Commission relating to a Registration Statement.
          (c) Notify the Holders of Registrable Securities to be sold and Investor Counsel as promptly as reasonably possible, and (if requested by any such Person) confirm such notice in writing no later than one Trading Day thereafter, of any of the following events: (i) the Commission notifies the Company whether there will be a “review” of any Registration Statement; (ii) the Commission comments in writing on any Registration Statement (in which case the Company shall deliver to each Holder a copy of such comments and of all written responses thereto); (iii) any Registration Statement or any post-effective amendment is declared effective; (iv) the Commission or any other Federal or state governmental authority requests any amendment or supplement to a Registration Statement or Prospectus or requests additional information related thereto; (v) the Commission issues any stop order suspending the effectiveness of any Registration Statement or initiates any Proceedings for that purpose; (vi) the Company receives notice of any suspension of the qualification or exemption from qualification of any Registrable Securities for sale in any jurisdiction, or the initiation or threat of any Proceeding for such purpose; or (vii) the financial statements included in any Registration Statement become ineligible for inclusion therein or any statement made in any Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference is untrue in any material respect or any revision to a Registration Statement, Prospectus or other document is required so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (d) Use its best efforts to avoid the issuance of or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of any Registration Statement or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.
          (e) Furnish to each Holder and Investor Counsel, without charge, at least one conformed copy of each Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits to the extent requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission.
          (f) Promptly deliver to each Holder and Investor Counsel, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request. Subject to the limitations set forth in this Agreement, the Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.
          (g) (i) In the time and manner required by each Trading Market, if at all, prepare and file with such Trading Market an additional shares listing application covering all of the Registrable Securities included in any registration; (ii) take all steps necessary to cause such Registrable Securities to be approved for listing on each Trading Market as soon as reasonably practicable thereafter; (iii) to the extent available to the Company, provide to the Investors evidence of such listing; and (iv) maintain the listing of such Registrable Securities on each such Trading Market.
          (h) If the shares of Common Stock are then listed or quoted on an Eligible Market, use its best efforts to list the Registrable Securities covered by such Registration Statement with each Trading Market;

          (i) Prior to any public offering of Registrable Securities, use its best efforts to register or qualify or cooperate with the selling Holders and Investor Counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder requests in writing, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by a Registration Statement (provided that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 5(i), (ii) subject itself to taxation in any such jurisdiction, or (iii) consent to general service of process in any such jurisdiction).
          (j) Cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to an effective Registration Statement, which certificates shall be free, to the extent permitted pursuant to Section 12(a), of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may request.
          (k) Upon the occurrence of any event described in Section 5(c)(vii), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to such a Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither such Registration Statement nor its related Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (l) Subject to the execution of appropriate confidentiality agreements, cooperate with any due diligence investigation undertaken by the Holders in connection with the sale of Registrable Securities, including without limitation by making available any documents and information; provided that the Company will not deliver or make available to any Holder material, nonpublic information unless such Holder specifically requests in advance to receive material, nonpublic information.
          (m) If Holders of a majority of the Registrable Securities being offered pursuant to a Registration Statement select underwriters for the offering or if securities are otherwise being sold pursuant to any underwritten public offering, the Company shall enter into and perform its obligations under an underwriting agreement, in usual and customary form, including, without limitation, by providing customary legal opinions, comfort letters and indemnification and contribution obligations.
          (n) Comply with all applicable rules and regulations of the Commission.
          6. Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (a) all registration and filing fees (including, without limitation, fees and expenses (i) with respect to filings required to be made with any Trading Market, and (ii) in compliance with applicable state securities or Blue Sky laws (including, without limitation, fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdictions as requested by the Holders)), (b) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses requested by the Holders), (c) messenger, telephone and delivery expenses, (d) fees and disbursements of counsel for the Company and Investor Counsel for the Holders (which Investor Counsel’s fees shall not exceed $30,000, and (e) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, all underwriting fees, brokerage discounts and selling commissions applicable to a sale by a Holder incurred in connection with any registration of Registrable Securities, together with any legal fees and expenses in excess of the $30,000 limitation, shall be borne pro rata by the Holders in accordance with the number of Registrable Securities included in such registration by each such Holder.
          7. Indemnification
          (a) Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, partners, members, agents, brokers (including brokers who offer and sell Registrable Securities as principal as a result of a pledge or any failure to perform under a margin call of Common Stock), investment advisors and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, partners, members, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all Losses, as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in a Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (i) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (ii) in the case of an occurrence of an event of the type specified in Section 5(c)(v)-(vii), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 13(f). The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement.

          (b) Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents and employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses (as determined by a court of competent jurisdiction in a final judgment not subject to appeal or review) arising solely out of any untrue statement of a material fact contained in any Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising solely out of any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company specifically for inclusion in such Registration Statement or such Prospectus. In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.
          (c) Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.
          An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (i) the Indemnifying Party has agreed in writing to pay such fees and expenses; or (ii) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (iii) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

          All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section 7(c)) shall be paid to the Indemnified Party, as incurred, within ten Trading Days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnified Party undertakes to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).
          (d) Contribution. If a claim for indemnification under Section 7(a) or 7(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 7(c), any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section 7 was available to such party in accordance with its terms.
          The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 7(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.
          The indemnity and contribution agreements contained in this Section 7 are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.
          8. Restriction on Sales.
          (a) Each Holder hereby agrees with the Company that, during the one year period following the Closing Date, it shall not sell or otherwise transfer or dispose of (other than to donees, affiliates or partners who agree to be similarly bound) any Registrable Securities. To the extent that a Holder is released from the restrictions of this Section 8 (any such release shall be effectuated in accordance with the requirements of subsection (d) hereof), each other Holder will be similarly released on a pro rata or other equitable basis (as determined in good faith by the Board of Directors of the Company).
          (b) (i) Notwithstanding anything to the contrary contained in Section 8(a) above, the North Sound Investors shall have the right to sell all of the Registrable Securities held by them (collectively, the “NSI Shares”) to a single purchaser (or group of Affiliated purchasers) in a privately negotiated transaction if the North Sound Investors determine in good faith that such sale is reasonably necessary to the conduct of their operations; provided, however, that if and for so long as, in the reasonable good faith judgment of the Board of Directors of the Company, such sale would have a material negative impact on an ongoing active round of financing of the Company, such sale shall require the prior consent of the Company.
               (ii) If the North Sound Investors propose to sell the NSI Shares pursuant to this Section 8(b), they shall deliver a written notice to the Company (the “NSI Notice”) which NSI Notice shall specify the proposed aggregate cash purchase price for the NSI Shares (the “NSI Price”) together with any other material terms and conditions of the proposed sale.
               (iii) Within twenty one (21) days following receipt of the NSI Notice, the Company shall notify the North Sound Investors whether the Company (or its designee) elects to purchase the NSI Shares at the NSI Price on such terms and conditions as are specified in the NSI Notice (such notification is hereinafter referred to as the “Company Acceptance”). If the Company does not provide a Company Acceptance to the North Sound Investors within such twenty one (21) day period, the Company shall be deemed to have declined to purchase (or designate a third party to purchase) the NSI Shares. A Company Acceptance shall be deemed to be an irrevocable commitment by the Company (or its designee) to purchase the NSI Shares from the North Sound Investors.
               (iv) If the Company (or its designee) does not elect to purchase the NSI Shares, the North Sound Investors may sell the NSI Shares to a single purchaser (or group of Affiliated purchasers) for an aggregate cash purchase price not less than the NSI Price, and on such other terms and conditions as are no more favorable to such purchaser(s) than those specified in the NSI Notice; provided, that the North Sound Investors may sell the NSI Shares for an aggregate purchase price less than the NSI Price or on terms more favorable to such purchaser(s) if, prior to such sale, the North Sound Investors shall first offer to the Company (or its designee) the opportunity to purchase the NSI Shares at such lower aggregate purchase price and on such more favorable terms and conditions, as the case may be (the “NSI Revised Offer”), which NSI Revised Offer shall remain open until 5:30 p.m. on the second Trading Day following the Company’s receipt of the NSI Revised Offer pursuant to Section 13(g) below.
               (v) The closing of the purchase of the NSI Shares by the Company pursuant to this Section 8(b) shall take place no later than five (5) Trading Days after the delivery of the Company Acceptance or the Company’s acceptance of the NSI Revised Offer, as applicable, at 10:00 a.m. local time at the principal offices of the Company, or at such other date, time or place as the Company and the North Sound Investors may agree. At such closing, the North Sound Investors shall sell, transfer and deliver to the Company (or its designee) the NSI

Shares so purchased by the Company and shall deliver to the Company a certificate or other evidence representing the NSI Shares. Simultaneously with delivery of such certificates, the Company shall deliver to the North Sound Investors, by wire transfer of immediately available funds to such bank account as the North Sound Investors shall designate, a cash amount equal to the NSI Price (as the same may be revised by the NSI Revised Offer, if applicable), in full payment of the purchase price of the NSI Shares being purchased.
          (c) In addition to any legends required pursuant to Section 12(a) or any other Transaction Document, the Holders agree to the imprinting, so long as is required by this Section 8, of the following legend on any certificate evidencing Registrable Securities:
“The securities represented by this certificate are subject to the provisions of an Investors’ Rights Agreement dated as of September [7], 2006 (a copy of which is on file with the Secretary of the Company) and may not be sold, transferred, assigned, pledged, hypothecated or otherwise disposed of except in compliance with the provisions of such Investors’ Rights Agreement.”
          (d) The Company covenants and agrees to fully enforce the restrictions contained in this Section 8 against each Holder, except to the extent such restrictions are subsequently waived or modified pursuant to a written instrument executed by the Company and the Holders of at least 66 2/3% of the Registrable Securities. In furtherance of the foregoing, the Company shall issue stop transfer instructions to its transfer agent consistent with the restrictions contained herein. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section 8.
          9. Right of First Offer.
          (a) The Company shall not issue, sell or exchange, agree to issue, sell or exchange, or reserve or set aside for issuance, sale or exchange, (i) any shares of Common Stock, (ii) any other equity securities of the Company, including, without limitation, shares of Preferred Stock, (iii) any option, warrant or other right to subscribe for, purchase or otherwise acquire any equity securities of the Company, or (iv) any debt or other securities directly or indirectly convertible into capital stock of the Company (collectively, “Covered Securities”), unless in each such case the Company shall have first complied with this Section 9.
          (b) If the Company wishes to issue any Covered Securities, it shall deliver written notice to each Investor (hereinafter referred to as the “Notice of Offer”) which Notice of Offer shall specify (i) a description of the Covered Securities the Company proposes to issue and sell, (ii) the number of such Covered Securities which the Company wishes to sell (the “Offer Securities”); (iii) the proposed cash purchase price per share or unit for the Offer Securities (the “Offer Price”); and (iv) all other material terms and conditions of the offer. The Notice of Offer shall constitute an irrevocable offer by the Company to sell to the Investors the Offer Securities at the Offer Price, as hereinafter provided.

          (c) Within 30 days following receipt of the Notice of Offer, each Investor shall notify the Company as to the number of Offer Securities, if any, it is electing to purchase (any such notification is hereinafter referred to as the “Investor’s Acceptance” and any such Investor electing to purchase Offer Securities, an “Accepting Investor”). If an Investor does not provide an Investor’s Acceptance to the Company within such period, such Investor shall be deemed to have declined to purchase any of the Offer Securities. An Investor’s Acceptance shall be deemed to be an irrevocable commitment to purchase from the Company the number of Offer Securities which such Investor has elected to purchase pursuant to its Investor’s Acceptance, subject to allocation of the Offer Securities among Investors accepting the Notice of Offer, as hereinafter provided.
          (d) If the Investors have elected to purchase a number of Offer Securities that in the aggregate exceeds the total number of Offer Securities, the Offer Securities shall be allocated among the Accepting Investors as follows: (x) first, among the Accepting Investors as nearly as possible in proportion to the number of Registrable Securities then held by such Accepting Investors and (y) second, among those Accepting Investors that elected to purchase more Offer Securities than the number to which they are entitled under clause (x), as nearly as possible in proportion to the number of Registrable Securities held by such Accepting Investors. This Section 9(d) shall be construed and given effect in such manner that no Investor shall be required or entitled to purchase a number of Offer Securities greater than the number set forth in its Investor’s Acceptance. The Company shall promptly notify each Accepting Investor, if any, of the number of securities allocated to it, and each such Accepting Investor shall be obligated to purchase at the Offer Price such securities at a closing as set forth in Section 9(f).
          (e) If the Accepting Investors do not elect to purchase all of the Offer Securities available for purchase under this Section 9, the Company may, within a period of three months from the date of the Notice of Offer, sell the remaining Offer Securities not subject to an Investor’s Acceptance to one or more third parties (each a “Third Party Purchaser”) for cash at a price per share not less than the Offer Price, and on such other terms and conditions as are no more favorable to the proposed Third Party Purchaser than those specified in the Notice of Offer. If the Company does not complete the sale of the Offer Securities within such three-month period, the provisions of this Section 9 shall again apply, and no sale of such Offer Securities by the Company shall be made otherwise than in accordance with the terms of this Agreement.
          (f) The closing of purchases of Offer Securities by Investors pursuant to this Section 9 shall take place no later than 60 days after the date of the Notice of Offer, at 10:00 A.M. local time at the principal offices of the Company, or at such other date, time or place as the parties to the sale may agree. At least five (5) business days prior to such closing, the Company shall notify the Investor(s) in writing of the names of purchasers and the portion of the Offer Securities to be purchased by each. At such closing, the Company shall sell, transfer and deliver to each purchaser the Offer Securities so purchased by such purchaser and shall deliver to each purchaser a certificate or other evidence representing the Offer Securities sold to such purchaser. Simultaneously with delivery of such certificates, each purchaser of the Offer Securities shall deliver to the Company, by wire transfer of immediately available funds to such bank account as the Company shall designate, a cash amount equal to the product of the Offer Price and the number of Offer Securities being acquired by such purchaser, in full payment of the purchase price of the Offer Securities purchased.

          (g) The term “Covered Securities” shall not include shares of Common Stock issued or issuable:
               (i) upon conversion of the Series A Preferred Stock;
               (ii) to officers, directors or employees of, or consultants to, the Corporation pursuant to (x) stock options outstanding on the date hereof, or (y) stock agreements, purchase plans, employee stock incentive programs or stock options granted after the date hereof on terms approved by the Board of Directors of the Company, if any, up to a maximum of 534,566 shares of Common Stock in the aggregate;
               (iii) for consideration other than cash pursuant to a merger, consolidation, acquisition or similar business combination approved by the Board of Directors, provided such transaction is not principally for the purpose of raising equity capital;
               (iv) for consideration other than cash in connection with any other strategic transaction unanimously approved by the Board of Directors, including any joint venture, licensing arrangement, distribution arrangement or development agreement, up to a maximum of 500,000 shares of Common Stock, provided such transaction is not principally for the purpose of raising equity capital;
               (v) as a dividend or distribution on any shares of capital stock of the Company; and
               (vi) in a Qualified Public Offering.
          (h) In the event that any Offer Securities to be issued are voting securities, each Investor shall have the right under this Section 9 to purchase, in lieu of its share of such voting securities, an identical number of non-voting securities that have the same economic rights as such voting securities and that are freely convertible into such voting securities, subject to any restrictions on conversion which such Investor shall request.
          (i) This Section 9 shall terminate and be of no further force and effect upon the consummation of a Qualified Public Offering.
          10. Delivery of Certificates. In addition to any other rights available to a Holder, if the Company fails to deliver or to cause to be delivered to such Holder a certificate representing shares of Common Stock on the date on which delivery of such certificate is required by any Transaction Document, and if after such date such Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by such Holder of the shares that such Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three Trading Days after such Holder’s request (which request, to the extent required pursuant to such Transaction Document, shall be accompanied by an opinion of counsel reasonably satisfactory to the Company), and in such Holder’s discretion, either (i) pay cash to such Holder in an amount equal to such Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such shares of Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to such Holder a certificate or certificates representing such shares of Common Stock and pay cash to such Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Price on the date of the event giving rise to the Company’s obligation to deliver such certificate.
          11. Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Agreement may be assigned (but only with all related obligations) by a Holder to any: (i) subsidiary, affiliate, parent, partner, limited partner, retired partner or stockholder of such Holder; (ii) immediate family member (spouse or child) of, or trust for the benefit of, such Holder (if such Holder is a natural person) or such Holder’s immediate family member; or (iii) Person who, after such assignment or transfer, holds at least 50,000 Registrable Securities (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like occurring with respect to the Common Stock following the date of this Agreement); provided, however, that it shall be a condition to the effectiveness of such assignment that: (x) the Company is, within three (3) Trading Days after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Registrable Securities with respect to which such registration rights are being assigned; and (y) such transferee or assignee agrees in writing (a copy of which writing is provided to the Company at the time of transfer) to be bound by and subject to all of the terms and conditions of this Agreement.
          12. Additional Rights of Investors.
          (a) Transfer Restrictions.
               (i) Securities may only be disposed of pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with any applicable state securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or to the Company or pursuant to Rule 144(k), except as otherwise set forth herein, the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration under the Securities Act. Notwithstanding the foregoing, the Company hereby consents to and agrees to register on the books of the Company and with its transfer agent, without any such legal opinion, any transfer of Securities by a Investor to an Affiliate of such Investor, provided that the transferee certifies to the Company that it is an “accredited investor” as defined in Rule 501(a) under the Securities Act.
               (ii) In addition to any legends required pursuant to any other Transaction Document, the Investors agree to the imprinting, so long as is required by this Section 12(a)(ii), of the following legend on any certificate evidencing Securities:
“Neither these securities nor the securities into which these securities are convertible have been registered with the Securities and Exchange Commission or the securities commission of any state in reliance upon an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, may not be offered or sold except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption therefrom, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with applicable state securities and blue sky laws. Notwithstanding the foregoing, these securities and the securities issuable upon conversion of these securities may be pledged to an “accredited investor” within the meaning of Rule 501(a) under the Securities Act in connection with a bona fide margin account or other loan secured by such securities.”
          Certificates evidencing Securities shall not be required to contain such legend or any other legend (i) while a Registration Statement covering the resale of such Securities is effective under the Securities Act, or (ii) following any sale of such Securities pursuant to Rule 144, or (iii) if such Securities are eligible for sale under Rule 144(k), or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the Staff of the Commission). At such time as a legend is no longer required for certain Securities, the Company will, no later than three Trading Days following the delivery by a Investor to the Company or the Company’s transfer agent of a legended certificate representing such Securities and, if reasonably requested by the Company, a legal opinion reasonably satisfactory to the Company regarding the removal of such legend, deliver or cause to be delivered to such Investor a certificate representing such Securities that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section 12(a). For so long as any Investor owns Securities, the Company will not effect or publicly announce its intention to effect any exchange, recapitalization or other transaction that effectively requires or rewards physical delivery of certificates evidencing the Common Stock.
          (b) Furnishing of Information. As long as any Investor owns Registrable Securities and is not eligible to sell all such Registrable Securities pursuant to paragraph (k) of Rule 144, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. Upon the request of any such Person, the Company shall deliver to such Person a written certification of a duly authorized officer as to whether it has complied with the preceding sentence. As long as any Investor owns Securities, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Investors and make publicly available in accordance with paragraph (c) of Rule 144 such information as is required for the Investors to sell the Securities under Rule 144. The Company further covenants that it will take such further action as any holder of Securities may reasonably request, all to the extent required from time to time to enable such Person to sell such Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144.

          (c) Access. The Company shall give each Investor that owns Registrable Securities and its representatives, at the request of such Investor, access during reasonable business hours to (i) all properties, assets, books, contracts, commitments, reports and records relating to the Company and its subsidiaries, and (ii) the management, accountants, lenders, customers and suppliers of the Company and its subsidiaries; provided, however, that the Company shall not be required to provide such Investor access to any information or Persons if the Company reasonably determines that access to such information or Persons cannot be provided to such Investor in a manner that would avoid an adverse affect on the attorney-client privilege between the Company and its counsel or the disclosure of trade secrets, material nonpublic information or other confidential or proprietary information, as applicable.
          (d) State Securities Law Compliance — Resale. Beginning on the earlier of (x) six months following the date of this Agreement and (y) the date which a registration statement is effective and shares of Common Stock are available for trading pursuant to the terms of the this Agreement, and continuing until either (i) the Investors have sold all of their Registrable Securities under a registration statement pursuant to this Agreement or (ii) the Common Stock becomes a “covered security” under Section 18(b)(1)(A) of the Securities Act, the Company shall maintain within either Moody’s Industrial Manual or Standard and Poor’s Standard Corporation Descriptions (or any successors to these manuals which are similarly qualified as “recognized securities manuals” under state Blue Sky laws) an updated listing containing (i) the names of the officers and directors of the Company, (ii) a balance sheet of the Company as of a date that is at no time older than eighteen months and (iii) a profit and loss statement of the Company for either the preceding fiscal year or the most recent year of operations.
          (e) Securities Laws Disclosure; Publicity.
               (i) From and after the filing of the 8-K Filing with the Commission, no Outside Investor shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 8-K Filing. The Company shall not, and shall cause each of its Subsidiaries and each of their respective officers, directors, employees and agents, not to, provide any Outside Investor with any material nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the 8-K Filing with the Commission without the express written consent of such Outside Investor.
               (ii) Subject to the foregoing, neither the Company nor the Investors shall issue any press releases or any other public statements with respect to the transactions contemplated hereby without the consent of the other; provided, however, that the Company shall be entitled, without the prior approval of a majority in interest of the Investors, to make any press release or other public disclosure with respect to such transactions (x) in substantial conformity with the 8-K Filing and contemporaneously therewith and (y) as is required by applicable law and regulations (provided that in the case of clause (x) the Investors shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Investor, or include the name of any Investor in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Investor, except to the extent such disclosure (but not any disclosure as to the controlling Persons thereof)

is required by law or Trading Market regulations, in which case the Company shall provide such Investor with reasonable prior notice of such disclosure.
          13. Miscellaneous.
          (a) Remedies. In the event of a breach by the Company or by a Holder of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.
          (b) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Holders of at least a majority of the Registrable Securities then outstanding or deemed to be outstanding. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities to which such waiver or consent relates; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.
          (c) No Inconsistent Agreements. Neither the Company nor any of its subsidiaries has entered, as of the date hereof, nor shall the Company or any of its subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities that would have the effect of impairing the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof. Neither the Company nor any Subsidiary has previously entered into any agreement granting any registration rights with respect to any of its securities to any Person that have not been satisfied in full.
          (d) No Piggyback on Registrations. None of the security holders of the Company (other than the Holders in such capacity pursuant hereto) may include securities of the Company in a Registration Statement other than the Registrable Securities, and the Company shall not after the date hereof enter into any agreement providing any such right to any of its security holders.
          (e) Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to a Registration Statement.
          (f) Discontinued Disposition. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Sections 5(c)(v), 5(c)(vi), or 5(c)(vii), such Holder will forthwith discontinue disposition of such Registrable Securities under a Registration Statement until such Holder’s receipt of the copies of the supplemented Prospectus and/or amended Registration Statement contemplated by Section 5(a), or until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.
          (g) Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 13(g) prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Agreement on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) and earlier than 11:59 p.m. (New York City time) on any Trading Day, (c) the Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given.
          (h) Successors and Assigns. Subject to the express limitations contained herein, this Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. The Company may not assign its rights or obligations hereunder without the prior written consent of each Holder.
          (i) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement or amendments thereto and of signature pages by facsimile transmission or by email transmission in portable digital format, or similar format, shall constitute effective execution and delivery of such instrument(s) as to the parties and may be used in lieu of the original Agreement or amendment for all purposes. Signatures of the parties transmitted by facsimile or by email transmission in portable digital format, or similar format, shall be deemed to be their original signatures for all purposes.
          (j) Governing law; venue; waiver of jury trial. The corporate laws of the State of Delaware shall govern all issues concerning the relative rights of the Company and its stockholders. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective Affiliates, directors, officers, stockholders, employees or agents) shall be commenced exclusively in the State and U.S. Federal courts sitting in the City of New York, Borough of Manhattan. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the State and U.S. Federal courts sitting in the City of New York, Borough of Manhattan and the U.S. Federal courts sitting in the State of Florida for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of this Agreement), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Agreement or any transaction document, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys fees and other reasonable costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.
          (k) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.
          (l) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.
          (m) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.
[Remainder of page intentionally left blank. Signature pages follow.]

     IN WITNESS WHEREOF, the parties have executed this Investors’ Rights Agreement as of the date first written above.

TENBY PHARMA INC.

By:	/s/ Barry Butler

Name:
Title:

Address for Notice:

3110 Cherry Palm Drive, Suite 340 Tampa, Florida 33619 Facsimile No.: (813) 496-7328 Telephone No.: (813) 496-7325 Attn: Barry Butler

with a copy (which shall not constitute notice) to:

Hill, Ward and Henderson, P.A. 101 East Kennedy Boulevard, Suite 3700 Tampa, Florida 33602 Facsimile No.: (813) 221-2900 Telephone No.: (813) 222-8705 Attn: Reid Haney, Esq.
[Remainder of page intentionally left blank.
Signature pages for the Investors follow.]

NORTH SOUND LEGACY INSTITUTIONAL FUND LLC

By: North Sound Capital LLC; Manager

By:	/s/ Thomas E. McAuley

Name: Thomas E. McAuley Title: Chief Investment Officer

Address for Notice:

20 Horseneck Lane Greenwich, Connecticut 06830 Facsimile No.: (203) 340-5701 Telephone No.: (203) 340-5784 Attn: Andrew B. David, Esq.

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP 1585 Broadway New York, New York 10036 Facsimile No.: (212) 969-2900 Telephone No.: (212) 969-3000 Attn: Adam J. Kansler, Esq.
[Remainder of page intentionally left blank.
Signature pages of other Investors to follow.]

NORTH SOUND LEGACY INTERNATIONAL LTD.

By: North Sound Capital LLC; Investment Advisor

By:	/s/ Thomas E. McAuley

Name: Thomas E. McAuley Title: Chief Investment Officer

Address for Notice:

20 Horseneck Lane Greenwich, Connecticut 06830 Facsimile No.: (203) 340-5701 Telephone No.: (203) 340-5784 Attn: Andrew B. David, Esq.

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP 1585 Broadway New York, New York 10036 Facsimile No.: (212) 969-2900 Telephone No.: (212) 969-3000 Attn: Adam J. Kansler, Esq.
[Remainder of page intentionally left blank.
Signature pages of other Investors to follow.]
IRA — Signature Page

AVALON VENTURES VI, L.P.

By:	Avalon Ventures GP, LLC its General Partner

By:	/s/ Kevin J. Kinsella

Name: Title: Managing Member

Address for Notice:

c/o Sytera II, Inc. 888 Prospect Street, Suite 320 La Jolla, CA 92037 Facsimile No.: (858) 348-2183 Telephone No.: Attn:
[Remainder of page intentionally left blank.
Signature pages of other Investors to follow.]
IRA — Signature Page

AVALON VENTURES VI GP FUND, LLC

By:	Avalon Ventures GP, LLC its General Partner

By:	/s/ Kevin J. Kinsella

Name: Title: Managing Member

Address for Notice:

c/o Sytera II, Inc. 888 Prospect Street, Suite 320 La Jolla, CA 92037 Facsimile No.: (858) 348-2183 Telephone No.: Attn:
[Remainder of page intentionally left blank.
Signature pages of other Investors to follow.]
IRA — Signature Page

AVALON VENTURES VII, L.P.

By:	Avalon Ventures VII GP, LLC its General Partner

By:	/s/ Kevin J. Kinsella

Name: Title: Managing Member

Address for Notice:

c/o Sytera II, Inc. 888 Prospect Street, Suite 320 La Jolla, CA 92037 Facsimile No.: (858) 348-2183 Telephone No.: Attn:
[Remainder of page intentionally left blank.
Signature pages of other Investors to follow.]
IRA — Signature Page

WIDDER FAMILY LIMITED PARTNERSHIP

By:	/s/ Kenneth J. Widder

Name: Kenneth J. Widder, M.D. Title: Partner

Address for Notice:

c/o Sytera II, Inc. 888 Prospect Street, Suite 320 La Jolla, CA 92037 Facsimile No.: (858) 348-2183 Telephone No.: Attn: Kenneth J. Widder, M.D.
[Remainder of page intentionally left blank.
Signature pages of other Investors to follow.]
IRA — Signature Page

THE LICHTER FAMILY TRUST

By:	/s/ Jay Lichter

Name: Jay Lichter, Ph.D. Title: Trustee

Address for Notice:

c/o Sytera II, Inc. 888 Prospect Street, Suite 320 La Jolla, CA 92037 Facsimile No.: (858) 348-2183 Telephone No.: Attn: Jay Lichter, Ph.D.
[Remainder of page intentionally left blank.
Signature pages of other Investors to follow.]
IRA — Signature Page

/s Nathan L. Mata
Nathan L. Mata, M.D.

Address for Notice:

c/o Sytera II, Inc.
888 Prospect Street, Suite 320
La Jolla, CA 92037
Facsimile No.: (858) 348-2183
Telephone No.:
Attn: Nathan L. Mata, M.D.
[Remainder of page intentionally left blank.
Signature pages of other Investors to follow.]
IRA — Signature Page

/s/ Gabriel Travis
Gabriel Travis, M.D.

Address for Notice:

Jules Stein Eye Institute/UCLA School of Medicine
100 Stein Plaza, Room BH-667
Los Angeles, CA 90095
Facsimile No.:
Telephone No.:
Attn: Gabriel Travis, M.D.
[Remainder of page intentionally left blank.
Signature pages of other Investors to follow.]
IRA — Signature Page

/s/ Susan Benton
Susan Benton

Address for Notice:

c/o Tenby Pharma Inc.
3110 Cherry Palm Drive, Suite 340
Tampa, FL 33619
Facsimile No.: (813) 496-7328
Telephone No.:
Attn: Susan Benton
[Remainder of page intentionally left blank.
Signature pages of other Investors to follow.]
IRA — Signature Page

/s/ Philippe Boulangeat
Philippe Boulangeat

Address for Notice:

c/o Tenby Pharma Inc.
3110 Cherry Palm Drive, Suite 340
Tampa, FL 33619
Facsimile No.: (813) 496-7328
Telephone No.:
Attn: Philippe Boulangeat
[Remainder of page intentionally left blank.
Signature pages of other Investors to follow.]
IRA — Signature Page

/s/ Barry Butler
Barry Butler

Address for Notice:

c/o Tenby Pharma Inc.
3110 Cherry Palm Drive, Suite 340
Tampa, FL 33619
Facsimile No.: (813) 496-7328
Telephone No.: (813) 496-7325
Attn: Barry Butler

with a copy (which shall not constitute notice) to:

Hill, Ward and Henderson, P.A.
101 East Kennedy Boulevard, Suite 3700
Tampa, FL 33602
Facsimile No.: (813) 221-2900
Telephone No.: (813) 222-8705
Attn: Reid Haney, Esq.
[Remainder of page intentionally left blank.
Signature pages of other Investors to follow.]
IRA — Signature Page

/s/ Roger Vogel
Roger Vogel

Address for Notice:

c/o Tenby Pharma Inc.
3110 Cherry Palm Drive, Suite 340
Tampa, FL 33619
Facsimile No.: (813) 496-7328
Telephone No.: (813) 496-7325
Attn: Roger Vogel
[Remainder of page intentionally left blank.
Signature pages of other Investors to follow.]
IRA — Signature Page

/s/ Randy Milby
Randy Milby

Address for Notice:

270 Presidential Drive Wilmington, DE 19807 Facsimile No.: (302) 338-8067 Telephone No.: Attn: Randy Milby

[Remainder of page intentionally left blank.
Signature pages of other Investors to follow.]

PHARMABIO DEVELOPMENT INC. (D/B/A NOVAQUEST)

By:	/s/ Kerry E. Zook

Name: Kerry E. Zook Title: Vice President

Address for Notice:

4709 Creekstone Drive Riverbirch Building, Suite 200 Durham, NC 27703 Facsimile No.: (919) 998-2090 Telephone No.: (919) 998-2000 Attn: President
[Remainder of page intentionally left blank.]
IRA — Signature Page

Annex A
Plan of Distribution
     The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     We are required to pay all fees and expenses incident to the registration of the shares of common stock, including up to $30,000 in fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.
     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

EXHIBIT D

Exhibit 3
ESCROW AGREEMENT
     This Escrow Agreement (this “Agreement”) is made and entered into as of July 5, 2006, by and among Sirion Therapeutics, Inc., a North Carolina corporation (“Sirion”), Kenneth J. Widder, M.D., as the representative (the “Sytera Stockholders’ Representative”) of the holders of certain securities of Sytera, Inc., a Delaware corporation (“Sytera”), Barry Butler, as the representative (the “Sirion Shareholders’ Representative”) of the holders of certain securities of Sirion, and The Bank of New York, a New York banking institution, as escrow agent (the “Escrow Agent”). Capitalized terms used and not otherwise defined in this Agreement shall have the meanings given to them in the Merger Agreement (as defined below).
RECITALS
     Whereas, simultaneously with the execution and delivery of this Agreement, Sytera, Sytera II, Inc., a Delaware corporation, Sirion, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative are entering into that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of even date herewith, a copy of which is attached hereto as Exhibit A; and
     Whereas, pursuant to Section 1.10 of the Merger Agreement, a portion of the Aggregate Merger Consideration otherwise payable to the holders of Sytera Securities in connection with the Merger is to be held in escrow pursuant to the terms of this Agreement in order to secure certain indemnification rights of the Sirion Indemnitees pursuant to Section 7 of the Merger Agreement.
     Now, Therefore, in consideration of the foregoing and the respective covenants, agreements and representations and warranties set forth herein, the parties to this Agreement hereby agree as follows:
AGREEMENT
1. Establishment of Escrow Arrangement.
     1.1 Creation of Escrow Fund. At or prior to the Closing, in accordance with Section 1.10 of the Merger Agreement, the Surviving Corporation shall deliver to the Escrow Agent, on behalf of each holder of Sytera Common Stock (each, a “Holder”), a certificate, registered in the name of the Escrow Agent, representing such Holder’s Pro-Rata Sytera Indemnification Escrow Shares to be held as security for the indemnification rights of the Sirion Indemnitees pursuant to Section 7 of the Merger Agreement. The Sytera Indemnification Escrow Shares, together with any Derivative Property (as defined below) delivered to the Escrow Agent pursuant to Section 2.3, shall collectively constitute the “Escrow Fund”.
     1.2 Appointment of Escrow Agent. The Surviving Corporation, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative hereby appoint the Escrow Agent, and the Escrow Agent hereby agrees, to act as escrow agent and to hold, safeguard and disburse the Escrow Fund pursuant to the terms and conditions of this Agreement.

     1.3 Fees and Expenses of Escrow Agent. The Escrow Agent shall be entitled to receive fees and reimbursements for reasonable documented out-of-pocket expenses incurred in connection with this Agreement in accordance with the schedule attached hereto as Exhibit B. All such fees and expenses shall be paid by the Surviving Corporation.
     1.4 Successor Escrow Agent. In the event that the Escrow Agent becomes unwilling or unable to continue as escrow agent under this Agreement, such Escrow Agent (the “Departing Escrow Agent”) may resign by delivering a written notice of resignation to the Surviving Corporation, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative, which resignation shall take effect not less than thirty (30) days following the date such notice of resignation is delivered to the Surviving Corporation, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative. In connection with any such resignation of the Departing Escrow Agent, the Surviving Corporation, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative shall mutually appoint a successor Escrow Agent (the “Successor Escrow Agent”) within fifteen (15) days following their receipt of the Departing Escrow Agent’s notice of resignation; provided, however, that if the Surviving Corporation, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative fail to appoint a Successor Escrow Agent prior to the end of such fifteen (15) day period, the Departing Escrow Agent shall be entitled to apply to any court of competent jurisdiction for the appointment of a Successor Escrow Agent. Any Successor Escrow Agent appointed pursuant to this Section 1.4 shall execute and deliver to the Surviving Corporation, the Sytera Stockholders’ Representative, the Sirion Shareholders’ Representative and the Departing Escrow Agent an instrument accepting such appointment, at which time the Successor Escrow Agent shall, without any further action, be automatically vested with all the estates, property rights, powers, duties and responsibilities of the Departing Escrow Agent as if such Successor Escrow Agent were originally named as Escrow Agent herein. The Departing Escrow Agent shall act in accordance with written instructions from the Surviving Corporation, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative as to the transfer of the Escrow Fund to any Successor Escrow Agent.
2. Escrow Fund.
     2.1 Trust Fund. The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Holder or of any other party hereto. Subject to Section 4.4, the Escrow Agent shall hold and safeguard the Escrow Fund until the earlier of its release in full pursuant to the terms of this Agreement or the Expiration Date. Notwithstanding the preceding portion of this Section 2.1, if the Escrow Fund shall be attached, garnished or levied upon pursuant to judicial process, or the delivery of funds held in the Escrow Fund shall be stayed or enjoined by any court order, or any court order or judgment shall be made or entered into affecting the Escrow Fund or any part thereof, the Escrow Agent is hereby expressly authorized to obey and comply with such judicial process, court order or judgment. In the event the Escrow Agent so complies, it shall not be liable to any party hereto or to any other Person by reason of such compliance, notwithstanding the subsequent reversal, modification, annulment, or setting aside of such judicial process, court order or judgment.

2

     2.2 Security Interest. The Sirion Indemnitees shall have, and the Sytera Stockholders’ Representative hereby grants to the Sirion Shareholders’ Representative (on behalf of the Sirion Indemnitees), as of and from the Closing, a perfected, first-priority security interest in the Escrow Fund to secure payment of any and all amounts payable to the Sirion Indemnitees pursuant to Section 7 of the Merger Agreement. In connection with such security interest, the Sytera Stockholders’ Representative expressly acknowledges and agrees that: (i) the Escrow Agent is acting as an agent to the extent necessary to perfect the Sirion Indemnitees’ first-priority security interest in the Sytera Indemnification Escrow Shares; and (ii) the Sytera Stockholders’ Representative shall execute and deliver such instruments as the Sirion Shareholders’ Representative may from time to time reasonably request for the purpose of evidencing and perfecting such security interest.
     2.3 Dividends, Interest, Etc. The Sirion Shareholders’ Representative and the Sytera Stockholders’ Representative agree that any cash, securities or other property (collectively, “Derivative Property”) distributable or issuable (whether by way of dividend, stock split or otherwise) in respect of or in exchange for any Sytera Indemnification Escrow Shares (including pursuant to or as a part of a merger, consolidation, acquisition of property or stock, reorganization or liquidation involving the Surviving Corporation) shall not be distributed or issued to the Holders, but rather shall be issued to, registered in the name of and held by the Escrow Agent as part of the Escrow Fund.
     2.4 Voting of Sytera Indemnification Escrow Shares. In the event that any matter is brought before the shareholders of the Surviving Corporation for a vote, the Sytera Stockholders’ Representative shall deliver written notice to the Escrow Agent (the “Voting Notice”) at least five (5) days prior to the date of the taking of such vote (the “Voting Notice Date”) setting forth the manner in which the Escrow Agent shall vote the Sytera Indemnification Escrow Shares. The Escrow Agent shall vote the Sytera Indemnification Escrow Shares in the manner set forth in the Voting Notice; provided, however, that the Escrow Agent shall have no obligation to vote any of the Sytera Indemnification Escrow Shares if no Voting Notice is received on or prior to the Voting Notice Date or if such Voting Notice does not clearly set forth the manner in which the Escrow Agent shall vote the Sytera Indemnification Escrow Shares.
     2.5 Tax Reporting Documentation. The parties hereto agree that, for Tax reporting purposes, all income, if any, attributable to the Escrow Fund shall be allocable to each Holder based on the ratio that such Holder’s Pro-Rata Sytera Indemnification Escrow Shares bear to the aggregate number of Sytera Indemnification Escrow Shares (such ratio being referred to herein as each Holder’s “Pro Rata Percentage”). Each Holder agrees to complete, sign and send to the Escrow Agent within sixty (60) days following the Closing a Form W-9 and any other forms and documents that the Escrow Agent may reasonably request for Tax reporting purposes (collectively, “Tax Reporting Documentation”). Likewise, each Holder acknowledges and agrees that, if such Tax Reporting Documentation is not delivered to the Escrow Agent pursuant to this Section 2.5, the Escrow Agent shall withhold a portion of any interest or other income earned on the Escrow Fund and remit such withholding to the Internal Revenue Service in accordance with the Code.
     2.6 Fractional Shares. No fractional Sytera Indemnification Escrow Shares shall be retained in or released from the Escrow Fund pursuant to this Agreement. In connection with

3

any release of Sytera Indemnification Escrow Shares from the Escrow Fund, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative shall mutually agree upon appropriate rounding procedures in order to avoid retaining in or releasing from the Escrow Fund any fractional shares.
     2.7 Transferability. The interests of the Holders in the Escrow Fund shall not be assignable or transferable, other than by operation of law, and no assignment or transfer of any of such interests by operation of law shall be recognized or given effect until the Sirion Shareholders’ Representative and the Escrow Agent shall have received written notice of such assignment or transfer.
3. Claims Against Escrow Fund.
     3.1 Claim Notice. If any Sirion Indemnitee (each, a “Claimant”) has or claims to have incurred or suffered Damages for which it is or may be entitled to indemnification pursuant to Section 7 of the Merger Agreement, the Sirion Shareholders’ Representative shall deliver a written notice of such claim (each, a “Claim Notice”) on behalf of such Claimant to the Sytera Stockholders’ Representative and to the Escrow Agent. Each Claim Notice shall state: (i) that such Claimant believes that it is entitled to indemnification pursuant to Section 7 of the Merger Agreement; (ii) the basis, in reasonable detail, for such Claimant’s belief that it is entitled to indemnification pursuant to Section 7 of the Merger Agreement; (iii) the amount of Damages such Claimant claims to have so incurred or suffered (the “Claimed Amount”); and (iv) the amount of Sytera Indemnification Escrow Shares and/or Derivative Property (in each case, valued at the Stipulated Value (as defined below)) required to satisfy such Damages.
     3.2 Response Notice. Within thirty (30) days after receipt by the Sytera Stockholders’ Representative of a Claim Notice, the Sytera Stockholders’ Representative shall deliver to the Sirion Shareholders’ Representative and to the Escrow Agent a written response (the “Response Notice”) stating that the Holders: (i) agree that Sytera Indemnification Escrow Shares and/or Derivative Property (in each case, valued at the Stipulated Value) equal to the full Claimed Amount may be released from the Escrow Fund and delivered to the Claimant; (ii) agree that Sytera Indemnification Escrow Shares and/or Derivative Property (in each case, valued at the Stipulated Value) equal to a portion, but not all, of the Claimed Amount (the “Agreed Amount”) may be released from the Escrow Fund and delivered to the Claimant; or (iii) contest the Claim Notice entirely and believe that no portion of the Sytera Indemnification Escrow Shares and/or Derivative Property should be released from the Escrow Fund to the Claimant in respect of the Claimed Amount (any such contested portion of the Claimed Amount being referred to herein as the “Contested Amount”). In the event that the Escrow Agent does not receive a Response Notice prior to the end of the thirty (30) day period specified above, the Holders shall be conclusively deemed to have agreed that Sytera Indemnification Escrow Shares and/or Derivative Property (in each case, valued at the Stipulated Value) equal to the full Claimed Amount may be released from the Escrow Fund to the Claimant.
     3.3 Resolution of Disputes as to Contested Amounts. In the event of any dispute as to a Contested Amount, the Sirion Shareholders’ Representative, on behalf of the Claimant, and the Sytera Stockholders’ Representative, on behalf of the Holders, shall attempt in good faith to resolve such dispute. Any such resolution reached by the Sirion Shareholders’ Representative

4

and the Sytera Stockholders’ Representative shall be binding on the Claimant and the Holders in all respects and shall be set forth in a written settlement agreement signed by the Sirion Shareholders’ Representative and the Sytera Stockholders’ Representative, which written settlement agreement shall be sent to, and complied with by, the Escrow Agent. If the Sirion Shareholders’ Representative and the Sytera Stockholders’ Representative are unable to resolve such dispute, then each of the Sirion Shareholders’ Representative and the Holders shall be entitled to exercise any and all other remedies provided for in this Agreement and the Merger Agreement in order to resolve such dispute.
     3.4 Stipulated Value. The Sirion Shareholders’ Representative and the Sytera Stockholders’ Representative expressly acknowledge and agree that, for purposes of this Agreement, in the case of any Sytera Indemnification Escrow Shares and/or Derivative Property to be released to a Claimant pursuant to this Agreement, the value (the “Stipulated Value”) of: (i) each Sytera Indemnification Escrow Share and each share of Surviving Corporation Common Stock issued as Derivative Property (whether by way of stock dividend, stock split or otherwise) shall be deemed to be equal to $100 (As-Adjusted); and (ii) any other Derivative Property issued in respect of (whether by way of stock dividend or otherwise) or in exchange for (including pursuant to or as a part of a merger, consolidation, acquisition of property or stock, reorganization or liquidation involving the Surviving Corporation) any Sytera Indemnification Escrow Shares shall be deemed to be equal to (a) $100 (As-Adjusted), multiplied by (b) aggregate number of Sytera Indemnification Escrow Shares underlying or exchanged for such Derivative Property.
4. Release of Escrow Fund.
     4.1 Release of Claimed Amount. In the event that: (i) the Sytera Stockholders’ Representative delivers a Response Notice pursuant to Section 3.2 agreeing that Sytera Indemnification Escrow Shares and/or Derivative Property (in each case, valued at the Stipulated Value) equal to the full Claimed Amount may be released from the Escrow Fund to the appropriate Claimant; or (ii) the Sytera Stockholders’ Representative fails to deliver a Response Notice pursuant to Section 3.2 prior to the end of the thirty (30) day period referenced in Section 3.2, the Escrow Agent shall, within five (5) Business Days following the receipt of such Response Notice or the expiration of such thirty (30) day period, as applicable, deliver to the appropriate Claimant an amount of Sytera Indemnification Escrow Shares and/or Derivative Property equal in value (in each case, valued at the Stipulated Value) to the Claimed Amount, which Sytera Indemnification Escrow Shares and/or Derivative Property shall be deemed to satisfy in full the claim described in the underlying Claim Notice.
     4.2 Release of Agreed Amount. In the event that the Sytera Stockholders’ Representative delivers a Response Notice pursuant to Section 3.2 agreeing that Sytera Indemnification Escrow Shares and/or Derivative Property equal in value (in each case, valued at the Stipulated Value) to an Agreed Amount may be released from the Escrow Fund to the appropriate Claimant, the Escrow Agent shall, within five (5) Business Days following its receipt of such Response Notice, deliver to the appropriate Claimant an amount of Sytera Indemnification Escrow Shares and/or Derivative Property equal in value (in each case, valued at the Stipulated Value) to the Agreed Amount. Such Sytera Indemnification Escrow Shares and/or

5

Derivative Property shall not be deemed to satisfy in full the claim described in the underlying Claim Notice, but shall count toward the satisfaction of such claim.
     4.3 Release of Contested Amount. In the event that the Escrow Agent receives: (i) a copy of a written settlement agreement executed by the Sirion Shareholders’ Representative and the Sytera Stockholders’ Representative in accordance with Section 3.3 providing for the release of Sytera Indemnification Escrow Shares and/or Derivative Property equal in value (in each case, valued at the Stipulated Value) to all or any portion of a Contested Amount; or (ii) a certified copy of an Order issued or rendered by a court of competent jurisdiction specifying that Sytera Indemnification Escrow Shares and/or Derivative Property equal in value (in each case, valued at the Stipulated Value) to all or any portion of a Contested Amount shall be released to the appropriate Claimant, accompanied by a certificate executed by the Sirion Shareholders’ Representative and the Sytera Stockholders’ Representative to the effect that such Order is a final non-appealable Order from a court of competent jurisdiction and setting forth in reasonable detail the substance of such Order, the Escrow Agent shall, within five (5) Business Days following its receipt of such written settlement agreement or Order and certificate, as applicable, deliver to the appropriate Claimant an amount of Sytera Indemnification Escrow Shares and/or Derivative Property equal in value (in each case, valued at the Stipulated Value) to all or such portion of the Contested Amount, as applicable, which Sytera Indemnification Escrow Shares and/or Derivative Property shall be deemed to satisfy in full the claim described in the underlying Claim Notice.
     4.4 Release on Expiration Date. Within five (5) Business Days following the Expiration Date, the Escrow Agent shall distribute to the Holders, in accordance with each Holder’s Pro Rata Percentage, all of the Sytera Indemnification Escrow Shares and Derivative Property then remaining in the Escrow Fund. Notwithstanding the foregoing, in the event that, prior to the Expiration Date, the Sirion Shareholders’ Representative has delivered a Claim Notice to the Sytera Stockholders’ Representative and the Escrow Agent in accordance with Section 3.1 pertaining to a claim that has not been resolved as of the Expiration Date, the Escrow Agent shall retain in the Escrow Fund following the Expiration Date an amount of Sytera Indemnification Escrow Shares and/or Derivative Property equal in value (in each case, valued at the Stipulated Value) to the Claimed Amount, minus any Agreed Amount for which Sytera Indemnification Escrow Shares and/or Derivative Property equal in value (in each case, valued at the Stipulated Value) shall have been released to the appropriate Claimant prior to the Expiration Date.
     4.5 Certificates for Sytera Indemnification Escrow Shares. The parties hereto acknowledge that the Escrow Agent is not the transfer agent for the Surviving Corporation Common Stock and that whenever any Sytera Indemnification Escrow Shares are to be released pursuant to this Agreement, the Escrow Agent must coordinate with the Surviving Corporation and its transfer agent to cause: (i) all or the appropriate number of Sytera Indemnification Escrow Shares represented by the stock certificates registered in the name of Escrow Agent to be cancelled; and (ii) one or more new stock certificates registered in the name of the appropriate Person representing the corresponding number of Sytera Indemnification Escrow Shares be issued to such appropriate Person; and (iii) if applicable, an additional new stock certificate registered in the name of the Escrow Agent representing the remaining balance, if any, of Sytera Indemnification Escrow Shares resulting from the actions referenced in the foregoing clauses

6

     “(i)” and “(ii)” to be issued to the Escrow Agent. In light of the foregoing, the parties hereto expressly acknowledge and agree that, for purposes of this Agreement, the Escrow Agent shall be deemed to have delivered Sytera Indemnification Escrow Shares to the Person entitled to receive such Sytera Indemnification Escrow Shares as of the date that the Escrow Agent has delivered instructions to the Surviving Corporation or its transfer agent specifying the details regarding the stock certificate representing the Sytera Indemnification Escrow Shares that must be issued and delivered to such Person.
     4.6 Pro Rata Percentages. The aggregate amount of any Sytera Indemnification Escrow Shares and/or Derivative Property released to a Claimant pursuant to this Agreement shall be deemed to have been derived from each Holder’s portion of the Escrow Fund in accordance with such Holder’s Pro Rata Percentage. Likewise, in the event of any release of Sytera Indemnification Escrow Shares and/or Derivative Property to the Holders pursuant to this Agreement, each Holder shall receive such Holder’s Pro Rata Percentage of the aggregate amount of such Sytera Indemnification Escrow Shares and/or Derivative Property.
5. Duties, Limited Liability and Assumptions of Escrow Agent.
     5.1 Duties and Responsibilities. The Escrow Agent undertakes to perform only such duties and responsibilities as are expressly set forth in this Agreement or any other document or certificate delivered pursuant hereto, and no implied covenants or obligations shall be read into this Agreement or any such other document or certificate to expand the duties or responsibilities of the Escrow Agent hereunder. The Escrow Agent shall discharge its duties set forth herein without regard to the terms of the Merger Agreement. The Escrow Agent has no responsibility for and shall incur no liability in connection with the effectiveness, sufficiency or enforceability of the security interest that Section 2.2 is intended to create and perfect.
     5.2 Advice of Counsel. The Escrow Agent may seek the advice of any legal counsel selected with reasonable care in the event of any dispute or question as to the construction of any of the provisions of this Agreement or the Escrow Agent’s duties or responsibilities pursuant to this Agreement. In the event that the Escrow Agent shall in any instance, after seeking the advice of such legal counsel, in good faith remain uncertain as to its duties or responsibilities hereunder, the Escrow Agent shall be entitled to refrain from taking any action in such instance and shall have as its sole obligation hereunder, in addition to the performance of those of its duties and responsibilities pursuant to this Agreement as to which there is no such uncertainty, to keep safely all property held in the Escrow Fund until it shall be directed otherwise in writing by each of the parties hereto or by a final, non-appealable Order; provided, however, in the event that the Escrow Agent has not received such written direction or Order within one hundred eighty (180) days after notifying the parties hereto as to its uncertainty, the Escrow Agent shall have the right to interplead the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative in any court of competent jurisdiction for the purpose of requesting that such court definitively determine the Escrow Agent’s duties and responsibilities hereunder.
     5.3 Limitation of Liability. The parties hereto expressly acknowledge and agree that the Escrow Agent shall incur no liability with respect to: (i) any error of judgment, or for any act done or omitted by such Escrow Agent, or for any mistake in fact or law, or for anything that such Escrow Agent may do or refrain from doing pursuant to or in connection with this

7

Agreement; and (ii) such Escrow Agent’s good-faith reliance upon the advice of legal counsel pursuant to Section 5.2 or any written certification, notice, direction, request, waiver, consent, receipt or other document that the Escrow Agent reasonably believes to be genuine and duly authorized, executed and delivered pursuant to this Agreement; provided, however, that notwithstanding any other provision in this Agreement, the Escrow Agent shall be liable in all respects for its gross negligence, willful misconduct or willful breach of this Agreement; but provided further that in no event shall the Escrow Agent be liable for incidental, punitive or consequential damages.
     5.4 Indemnification. The Surviving Corporation, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative hereby agree jointly and severally to indemnify and hold harmless the Escrow Agent and its officers, directors, employees and agents (each, an “Escrow Agent Indemnified Party”) from and against, any loss, liability or expense incurred by any such Escrow Agent Indemnified Party arising out of or in connection with the Escrow Agent’s undertaking to assume the duties of Escrow Agent hereunder and its performance under this Agreement; provided, however, that the indemnity obligations set forth in this Section 5.4 shall not apply to any loss, liability or expense incurred by any such Escrow Agent Indemnified Party arising out of or in connection with such Escrow Agent Indemnified Party’s gross negligence, willful misconduct or willful breach of this Agreement. The foregoing indemnities shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent.
     5.5 Acknowledged Assumptions. For purposes of determining and performing its duties and obligations pursuant to this Agreement, the Escrow Agent shall be entitled to assume, without further inquiry or verification, that: (i) any notice (including, without limitation, any Claim Notice or Response Notice) received by the Escrow Agent has likewise been received by any and all other parties entitled to receive such notice on the date such notice is received by the Escrow Agent; (ii) unless and until the Escrow Agent has received any notice (including, without limitation, any Claim Notice or Response Notice) provided for in this Agreement, no such notice has been delivered to any of the other parties entitled to receive such notice; and (iii) unless and until the Escrow Agent has received the written settlement agreement or Order and certificate provided for in Section 4.3 relating to the resolution of any dispute as to a Contested Amount, such dispute has not been resolved.
6. Termination.
     6.1 Expiration Date. This Agreement shall terminate on the Expiration Date or upon the earlier release by the Escrow Agent of the entire Escrow Fund in accordance with Section 4 of this Agreement; provided, however, that if on or prior to the Expiration Date the Escrow Agent has received from the Sirion Shareholders’ Representative a Claim Notice setting forth a claim that has not been resolved as of the Expiration Date, then this Agreement shall continue in full force and effect until such claim has been fully resolved and the Escrow Fund has been released in accordance with Section 4 of this Agreement.
     6.2 Effect of Termination. Sections 5 and 7 of this Agreement shall survive the termination or expiration of this Agreement for any reason.

8

7. Miscellaneous.
     7.1 Attorneys’ Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements in addition to any other relief to which the prevailing party may be entitled.
     7.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next Business Day; (iii) three (3) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) Business Day after deposit with a nationally recognized overnight courier, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 7.2):
     If to the Sytera Stockholders’ Representative:
Kenneth J. Widder, M.D.
c/o Sytera, Inc.
505 Coast Boulevard South, Suite 412
La Jolla, California 92037
Fax: (858) 754-3001
E-mail: kwidder@sytera.com
     With a copy (which shall not constitute notice) to:
Paul, Hastings, Janofsky & Walker LLP
3579 Valley Centre Drive
San Diego, California 92130
Attn: Carl R. Sanchez, Esq.
Fax: (858) 720-2555
E-mail: carlsanchez@paulhastings.com
     If to the Sirion Shareholders’ Representative:
Barry Butler
c/o Sirion Therapeutics, Inc.
3110 Cherry Palm Drive, Suite 350
Tampa, Florida 33610
Fax: (813) 910-9585
E-mail: bbutler@siriontherapeutics.com

9

     With a copy (which shall not constitute notice) to:
Ward Rovell, P.A.
101 E. Kennedy Boulevard, Suite 4100
Tampa, Florida 33602
Attn: Reid Haney, Esq.
Fax: (813) 222-8701
E-mail: rhaney@wardrovell.com
and
Smith, Anderson, Blount, Dorsett, Mitchell
& Jernigan, L.L.P.
2500 Wachovia Capitol Center
Raleigh, NC 27601
Attn: Christopher B. Capel
Fax: (919) 821-6800
E-mail: ccapel@smithlaw.com
     If to the Escrow Agent:
The Bank of New York
101 Barclay Street
8 West
New York, NY 10286
Attn: Mathew Louis
Fax: (212) 815-5877
     7.3 Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
     7.4 Governing Law; Jurisdiction and Venue. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of New York without giving effect to its principles of conflicts of laws.
     7.5 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns, if any. Neither party shall assign or delegate, by operation of law or otherwise, its rights or obligations under this Agreement to any Person with the prior written consent of the other party, except that a party may make such an assignment without the other party’s consent to Affiliates or to a successor to substantially all of the business of such party, whether in a merger, sale of stock, sale of assets or other transaction. Any assignment or attempted assignment by either party in violation of the terms of this Section 7.5 shall be null and void and of no legal effect.
     7.6 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising

10

any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
     7.7 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.
     7.8 Severability. If one or more provisions of this Agreement are held by a court of competent jurisdiction to be unenforceable under applicable Legal Requirements, the parties agree to promptly renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement in writing for such provision, then: (i) such provision shall be excluded from this Agreement; (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded; and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.
     7.9 Entire Agreement. This Agreement, together with the schedules and exhibits hereto and thereto, sets forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersedes all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof.
     7.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement or amendments thereto and of signature pages by facsimile transmission or by e-mail transmission in portable digital format, or similar format, shall constitute effective execution and delivery of such instrument(s) as to the parties and may be used in lieu of the original Agreement or amendment for all purposes. Signatures of the parties transmitted by facsimile or by e-mail transmission in portable digital format, or similar format, shall be deemed to be their original signatures for all purposes.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

11

     In Witness Whereof, the parties have duly executed this Escrow Agreement as of the date first set forth above.

Sirion Therapeutics, Inc.		Sytera Stockholders’ Representative
By:	/s/ Barry Butler Barry Butler President	By:	/s/ Kenneth J. Widder, M.D. Kenneth J. Widder, M.D.
Sirion Shareholders’ Representative		The Bank of New York
By:	/s/ Barry Butler Barry Butler	By:	/s/ Matthew G. Louis
		Name:	Matthew G. Louis
		Title:	Assistant Vice President

12

Exhibit A
MERGER AGREEMENT

Exhibit B
SCHEDULE OF FEES